                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       Infinity Broadcasting Corporation
            --------------------------------------------------------
                                (Name of Issuer)


                Class A Common Stock, par value $.002 per share
            --------------------------------------------------------
                         (Title of Class of Securities)


                                    45662610
            --------------------------------------------------------
                                 (CUSIP Number)

                             Angeline C. Straka, Esq.
             Vice President, Secretary & Associate General Counsel
                       Westinghouse Electric Corporation
                               11 Stanwix Street
                      Pittsburgh, Pennsylvania 15222-1384
                                 (412) 642-5631
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 June 20, 1996
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 45662610

   ---------------------------------------------------------------------------
   (1)   Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
         Person

         Westinghouse Electric Corporation, I.R.S.
         Identification No. 25-0877540
   ---------------------------------------------------------------------------
   (2)   Check the Appropriate Box if a Member of a Group
                 (a)  [ ]
                 (b)  [ ]

   ---------------------------------------------------------------------------
   (3)   SEC Use Only

   ---------------------------------------------------------------------------
   (4)   Source of Funds

         OO
   ---------------------------------------------------------------------------
   (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   ---------------------------------------------------------------------------
   (6)   Citizenship or Place of Organization

         Pennsylvania
   ---------------------------------------------------------------------------
       Number of       (7)  Sole Voting Power
     Shares Bene-
      ficially              ----------------------------------------------
      Owned by         (8)  Shared Voting Power
     Each Report-           14,722,901 (See response to Item 5)
     ing Person             ----------------------------------------------
        with           (9)  Sole Dispositive Power
                            ----------------------------------------------
                      (10)  Shared Dispositive Power
                            14,722,901 (See response to Item 5)
   ---------------------------------------------------------------------------
   (11) Aggregate Amount Beneficially Owned by Each Reporting Person 14,722,901 (See response to Item 5)
   ---------------------------------------------------------------------------
   (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                   [ ]
   ---------------------------------------------------------------------------
   (13)  Percent of Class Represented by Amount in Row (11)
         16.2% (See response to Item 5)
   ---------------------------------------------------------------------------
   (14)  Type of Reporting Person   CO
   ---------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

   This statement relates to the Class A Common Stock, par value $.002 per share ("Class A Common Stock"), of Infinity Broadcasting Corporation ("Issuer"), a Delaware corporation with its principal executive offices at 600 Madison Avenue, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

   The person filing this statement is Westinghouse Electric Corporation ("Westinghouse"), a Pennsylvania corporation. The address of the principal office and principal business address of Westinghouse is Westinghouse Building, 11 Stanwix Street, Pittsburgh, Pennsylvania 15222-1384. Westinghouse conducts its businesses through its Westinghouse/CBS Group and its Industries & Technology Group. The operations of the Westinghouse/CBS Group principally relate to broadcasting, while the Industries & Technology Group provides services, fuel and equipment for the nuclear energy market, services and equipment for the power generation market, transport refrigeration services, management services at government-owned facilities, and communication and information systems.

   During the last five years, neither Westinghouse nor, to the knowledge of Westinghouse, any executive officer or director of Westinghouse has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  The attached Schedule I is a list of the directors and executive officers of Westinghouse which contains the following information with respect to each such person:

  (a) name;

  (b) business address; and

  (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

   Except for Robert E. Cawthorn and David K. P. Li, who are both British citizens, each person identified on Schedule I hereto is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   Pursuant to the Stockholder Agreement dated as of June 20, 1996 among Westinghouse and certain stockholders of Issuer set forth on Schedule A thereto (the "Principal Stockholders"), Westinghouse may be deemed to be the beneficial owner of 14,722,901 shares of Class A Common

Stock. See response to Item 5. The Principal Stockholders entered into the Stockholder Agreement to induce Westinghouse to enter into, and in consideration of its entering into, the Agreement and Plan of Merger dated as of June 20, 1996 (the "Merger Agreement") among Westinghouse, R Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Westinghouse ("Sub"), and Issuer.

   The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are attached hereto as Exhibits 1 and 2, respectively.

ITEM 4.  PURPOSE OF TRANSACTION

   The purpose of the Stockholder Agreement is to facilitate the merger of Sub with and into Issuer (the "Merger"), with Issuer surviving the Merger, pursuant to the terms of the Merger Agreement (the terms of which are hereby incorporated by reference). The Merger Agreement provides, among other things, for changes to the board of directors and certificate of incorporation of Issuer at the effective time of the Merger. The Merger Agreement also restricts Issuer from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), selling certain assets, changing its capitalization and paying dividends and otherwise requires Issuer to operate in the ordinary course of business. In connection with the Merger, the Class A Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration under the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   The shares subject to the Stockholder Agreement, as of June 20, 1996, consist of (i) 353,967 outstanding shares of Class A Common Stock, (ii) 8,310,465 outstanding shares of Class B Common Stock, par value $.002 per share, of Issuer ("Class B Common Stock") and (iii) 199,309 and 5,859,160 shares of Class A Common Stock and Class B Common Stock, respectively, issuable upon the exercise of outstanding stock options and warrants, all of which are presently exercisable by the holder thereof, as well as any other shares of common stock acquired by any Principal Stockholder after June 20, 1996 and prior to the effective time of the Merger. As of June 20, 1996, the shares subject to the Stockholder Agreement represent 52.0% of the aggregate voting power ("Voting Power") of Issuer (1/) (assuming no exercise of warrants and options subject to the Stockholder Agreement) and 64.9% of the aggregate Voting Power (assuming exercise of all warrants and options subject to the Stockholder Agreement).

   As of June 20, 1996, the shares of Class A Common Stock subject to the Stockholder Agreement represent 0.7% of the Class A Common Stock outstanding, and less than 0.1% of the Voting Power (in each case, assuming exercise in full of warrants to purchase 199,303 shares of Class A Common Stock). The shares of Class B Common Stock subject to the Stockholder Agreement are convertible into shares of Class A Common at


- ---------------
  (1/) As of June 20, 1996, Issuer has three classes of common stock outstanding entitled to vote on matters submitted to stockholders: Class A Common Stock, Class B Common Stock and Class C Common Stock, par value $.002 per share ("Class C Common Stock"). For most matters submitted to a vote of stockholders (including the Merger), holders of Class A Common Stock, Class B Common Stock and Class C Common Stock will be entitled to one vote, ten votes and one vote, respectively.

any time and automatically convert upon the occurrence of certain events. However, under the terms of the Stockholder Agreement, the Principal Stockholders have agreed, subject to certain exceptions, not to transfer such shares or convert such shares of Class B Common Stock into shares of Class A Common Stock. If, however, such shares of Class B Common Stock were converted into shares of Class A Common Stock, as of June 20, 1996, the shares subject to the Stockholder Agreement would consist of 14,722,901 shares of Class A Common Stock representing, 16.2% of the Class A Common Stock outstanding, or 16.0% of the Voting Power (in each case, assuming exercise of all options and warrants in full subject to the Stockholder Agreement). Accordingly, pursuant to the Stockholder Agreement, Westinghouse may be deemed to have acquired beneficial ownership of 14,722,901 shares of Class A Common Stock.

     Under the terms of the Stockholder Agreement, the Principal Stockholders also agreed, subject to certain exceptions, (i) to vote their shares of Class A Common Stock and Class B Common Stock in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and (ii) to vote such shares against any alternative takeover proposal or amendment to Issuer's certificate of incorporation or by-laws which would impede the Merger, the Merger Agreement and the transactions contemplated thereby. Accordingly, pursuant to the Stockholder Agreement, Westinghouse may be deemed to have acquired shared voting and dispositive power with respect to all such shares.

   Except as described above, neither Westinghouse nor, to Westinghouse's knowledge, any person named in Schedule I beneficially owns any shares of Class A Common Stock or has effected any transactions in Class A Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   The information set forth under Items 3, 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1: Agreement and Plan of Merger dated as of June 20, 1996, among Westinghouse, Sub and Issuer.

          Exhibit 2: Stockholder Agreement dated as of June 20, 1996, among Westinghouse and the Principal Stockholders.

                                   SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 28, 1996.


                                     WESTINGHOUSE ELECTRIC CORPORATION


                                     By:   /s/ FREDRIC G. REYNOLDS
                                         -------------------------------
                                         Name: Fredric G. Reynolds
                                         Title: Executive Vice President
                                          and Chief Financial Officer

                                                                    SCHEDULE I


                      Name, business address, and present
                     principal occupation or employment of
                    the directors and executive officers of
                       Westinghouse Electric Corporation:


                                   Directors

                                                Present Principal Occupation and
Name, Business Address                          Address of Employment
- ----------------------                          -----------------------------------
 Frank C. Carlucci                               Chairman
 The Carlyle Group                               The Carlyle Group
 1001 Pennsylvania Avenue, N.W.                  1001 Pennsylvania Avenue, N.W.
 Washington, DC  20004-2505                      Washington, DC  20004-2505

 Robert E. Cawthorn                              Chairman
 Rhone-Poulenc Rorer, Inc.                       Rhone-Poulenc Rorer, Inc.
 500 Arcola Road                                 500 Arcola Road
 Collegeville, PA  19426                         Collegeville, PA 19426

 Gary M. Clark                                   President
 Westinghouse Electric  Corporation              Westinghouse Electric Corporation
 Westinghouse Building                           Westinghouse Building
 11 Stanwix Street                               11 Stanwix Street
 Pittsburgh, PA  15222                           Pittsburgh, PA  15222

 George H. Conrades                              President and Chief Executive Officer
 BBN Corporation.                                BBN Corporation
 150 Cambridge Park Drive                        150 Cambridge Park Drive
 Cambridge, MA  02140                            Cambridge, MA  02140

 William H. Gray III                             President and Chief Executive Officer
 The College Fund/UNCF                           The College Fund/UNCF
 8260 Willow Oaks Corporate Drive                8260 Willow Oaks Corporate Drive
 P.O. Box 10444                                  P. O. Box 10444
 Fairfax, VA   22031                             Fairfax, VA  22031

 Michael H. Jordan                               Chairman and Chief Executive Officer
 Westinghouse Electric Corporation               Westinghouse Electric Corporation
 Westinghouse Building                           Westinghouse Building
 11 Stanwix Street                               11 Stanwix Street
 Pittsburgh, PA  15222                           Pittsburgh, PA  15222

                               Directors (con't.)

                                            Present Principal Occupation and
Name, Business Address                      Address of Employment
- ----------------------                      -----------------------------------
 David K. P. Li                              Deputy Chairman and Chief Executive
 Bank of East Asia, Limited                  Bank of East Asia, Limited
 Bank of East Asia Building                  Bank of East Asia Building
 22nd Floor                                  22nd Floor
 10 Des Voeux Road Central                   10 Des Voeux Road Central
 Hong Kong                                   Hong Kong

 David T. McLaughlin                         Chairman and Chief Executive Officer
 The Aspen Institute                         The Aspen Institute
 Carmichael Road                             Carmichael Road
 Queenstown, MD  21658                       Queenstown, MD 21658

 Richard R. Pivirotto                        President
 Richard R. Pivirotto Co., Inc.              Richard R. Pivirotto Co., Inc.
 111 Clapboard Ridge Road                    111 Clapboard Ridge Road
 Greenwich, CT  06830                        Greenwich, CT  06830

 Paula Stern                                 President
 The Stern Group, Inc.                       The Stern Group, Inc.
 3314 Ross Place, N.W.                       3314 Ross Place, N.W.
 Washington, DC  20008                       Washington, DC  20008

 Robert D. Walter                            Chairman and Chief Executive Officer
 Cardinal Health, Inc.                       Cardinal Health, Inc.
 555 Glendon Court                           555 Glendon Court
 Dublin, OH  43016                           Dublin, OH  43016

                               Executive Officers

                                             Present Principal Occupation and
Name, Business Address                       Address of Employment
- ----------------------                       -----------------------------------
 Michael H. Jordan                            Chairman and Chief Executive Officer
 Westinghouse Electric Corporation            Westinghouse Electric Corporation
 Westinghouse Building                        Westinghouse Building
 11 Stanwix Street                            11 Stanwix Street
 Pittsburgh, PA  15222                        Pittsburgh, PA  15222

 Gary M. Clark                                President
 Westinghouse Electric Corporation            Westinghouse Electric Corporation
 Westinghouse Building                        Westinghouse Building
 11 Stanwix Street                            11 Stanwix Street
 Pittsburgh, PA  15222                        Pittsburgh, PA  15222

 Frank R. Bakos                               President - Power Generation
 Westinghouse Electric Corporation            Westinghouse Electric Corporation
 The Quadrangle                               The Quadrangle
 4400 Alafaya Trail                           4400 Alafaya Trail
 Orlando, FL  32826-2399                      Orlando, FL  32826-2399

 Louis J. Briskman                            Senior Vice President and General Counsel
 Westinghouse Electric Corporation            Westinghouse Electric Corporation
 Westinghouse Building                        Westinghouse Building
 11 Stanwix Street                            11 Stanwix Street
 Pittsburgh, PA  15222                        Pittsburgh, PA  15222

 Francis J. Harvey                            Executive Vice President and Chief Operating Officer
 Westinghouse Electric Corporation            Industries & Technology Group
 Westinghouse Building                        Westinghouse Building
 11 Stanwix Street                            11 Stanwix Street
 Pittsburgh, PA  15222                        Pittsburgh, PA   15222

                          Executive Officers (con't.)

                                                 Present Principal Occupation and
Name, Business Address                           Address of Employment
- ----------------------                           -----------------------------------
 Peter A. Lund                                    President & Chief Executive Officer
 CBS Inc.                                         CBS Inc.
 President and Chief Executive Officer            51 W. 52nd Street
 51 W. 52nd Street                                New York, NY 10019
 New York, NY  10019

 Fredric G. Reynolds                              Executive Vice President
 Westinghouse Electric Corporation                  and Chief Financial Officer
 Westinghouse Building                            Westinghouse Electric Corporation
 11 Stanwix Street                                Westinghouse Building
 Pittsburgh, PA  15222                            11 Stanwix Street
                                                  Pittsburgh, PA  15222

 James F. Watson, Jr.                             President - Thermo King
 Thermo King Corporation                          Thermo King Corporation
 314 W. 90th Street                               314 W. 90th Street
 Minneapolis, MN  55420                           Minneapolis, MN  55420

                                                                      Exhibit 1

===============================================================================


                          AGREEMENT AND PLAN OF MERGER


                                     among


                       WESTINGHOUSE ELECTRIC CORPORATION,


                              R ACQUISITION CORP.


                                      and


                       INFINITY BROADCASTING CORPORATION


                           Dated as of June 20, 1996


===============================================================================

                               TABLE OF CONTENTS

                                                                            Page

                                   ARTICLE I

                                   The Merger
SECTION 1.01.     The Merger  . . . . . . . . . . . . . . . . . . . . . . . .    2
SECTION 1.02.     Closing . . . . . . . . . . . . . . . . . . . . . . . . . .    3
SECTION 1.03.     Effective Time  . . . . . . . . . . . . . . . . . . . . . .    3
SECTION 1.04.     Effects of the Merger . . . . . . . . . . . . . . . . . . .    3
SECTION 1.05.     Certificate of Incorporation and By-laws  . . . . . . . . .    3
SECTION 1.06.     Directors . . . . . . . . . . . . . . . . . . . . . . . . .    4
SECTION 1.07.     Officers  . . . . . . . . . . . . . . . . . . . . . . . . .    4


                                   ARTICLE II

                          Effect of the Merger on the
                        Capital Stock of the Constituent
                     Corporations; Exchange of Certificates

SECTION 2.01.    Effect on Capital Stock . . . . . . . . . . . . . . . . . .    4
SECTION 2.02.    Exchange of Certificates  . . . . . . . . . . . . . . . . .    5


                                  ARTICLE III

                         Representations and Warranties

SECTION 3.01.     Representations and Warranties of the Company . . . . . . .    9
SECTION 3.02.     Representations and Warranties of Parent and Sub  . . . . .   25


                                   ARTICLE IV

                   Covenants Relating to Conduct of Business

SECTION 4.01.    Conduct of Business . . . . . . . . . . . . . . . . . . . .   35
SECTION 4.02.    No Solicitation . . . . . . . . . . . . . . . . . . . . . .   40



                                                                            Page

                                   ARTICLE V

                             Additional Agreements
Section 5.01.     Preparation of the Form S-4 and the Joint Proxy Statement;
                    Stockholders Meetings   . . . . . . . . . . . . . . . . .   42
SECTION 5.02.     Letters of the Company's Accountants  . . . . . . . . . . .   43
SECTION 5.03.     Letters of Parent's Accountants . . . . . . . . . . . . . .   43
SECTION 5.04.     Access to Information; Confidentiality  . . . . . . . . . .   44
SECTION 5.05.     Reasonable Efforts  . . . . . . . . . . . . . . . . . . . .   44
SECTION 5.06.     Stock Options; Warrants . . . . . . . . . . . . . . . . . .   46
SECTION 5.07.     Benefit Plans . . . . . . . . . . . . . . . . . . . . . . .   49
SECTION 5.08.     Indemnification, Exculpation and Insurance  . . . . . . . .   49
SECTION 5.09.     Fees and Expenses . . . . . . . . . . . . . . . . . . . . .   49
SECTION 5.10.     Public Announcements  . . . . . . . . . . . . . . . . . . .   50
SECTION 5.11.     Affiliates  . . . . . . . . . . . . . . . . . . . . . . . .   51
SECTION 5.12.     NYSE Listing  . . . . . . . . . . . . . . . . . . . . . . .   51
SECTION 5.13.     Stockholder Litigation  . . . . . . . . . . . . . . . . . .   51


                                   ARTICLE VI

                              Conditions Precedent

SECTION 6.01.     Conditions to Each Party's Obligation to Effect the Merger.   51
SECTION 6.02.     Conditions to Obligations of Parent and Sub . . . . . . . .   53
SECTION 6.03.     Conditions to Obligation of the Company . . . . . . . . . .   56


                                  ARTICLE VII

                       Termination, Amendment and Waiver

SECTION 7.01.     Termination . . . . . . . . . . . . . . . . . . . . . . . .   57
SECTION 7.02.     Effect of Termination . . . . . . . . . . . . . . . . . . .   58
SECTION 7.03.     Amendment . . . . . . . . . . . . . . . . . . . . . . . . .   59
SECTION 7.04.     Extension; Waiver . . . . . . . . . . . . . . . . . . . . .   59
SECTION 7.05.     Procedure for Termination, Amendment, Extension or Waiver .   59

                                                                               3

                                                                            Page

                                  ARTICLE VIII

                               General Provisions
SECTION 8.01.     Nonsurvival of Representations and Warranties . . . . . .   60
SECTION 8.02.     Notices . . . . . . . . . . . . . . . . . . . . . . . . .   60
SECTION 8.03.     Definitions . . . . . . . . . . . . . . . . . . . . . . .   61
SECTION 8.04.     Interpretation  . . . . . . . . . . . . . . . . . . . . .   62
SECTION 8.05.     Counterparts  . . . . . . . . . . . . . . . . . . . . . .   63
SECTION 8.06.     Entire Agreement; No Third Party Beneficiaries  . . . . .   63
SECTION 8.07.     Governing Law . . . . . . . . . . . . . . . . . . . . . .   63
SECTION 8.08.     Assignment  . . . . . . . . . . . . . . . . . . . . . . .   64
SECTION 8.09.     Enforcement . . . . . . . . . . . . . . . . . . . . . . .   64

                      AGREEMENT AND PLAN OF MERGER dated as of June 20, 1996,
             among WESTINGHOUSE ELECTRIC CORPORATION, a Pennsylvania corporation ("Parent"), R ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and INFINITY BROADCASTING CORPORATION, a Delaware corporation (the "Company").

         WHEREAS the respective Boards of Directors of Parent, Sub and the Company, and Parent acting as the sole stockholder of Sub, have approved the merger of Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of Class A Common Stock, par value $.002 per share, of the Company ("Company Class A Common Stock"), each issued and outstanding share of Class B Common Stock, par value $.002 per share, of the Company ("Company Class B Common Stock") and each issued and outstanding share of Class C Common Stock, par value $.002 per share, of the Company ("Company Class C Common Stock" and, together with the Company Class A Common Stock and the Company Class B Common Stock, the "Company Common Stock"), in each case other than shares owned directly or indirectly by Parent or the Company, will be converted into the right to receive the Merger Consideration (as defined in Section 2.01(c));

         WHEREAS as a condition of the willingness of Parent to enter into this Agreement, those individuals and trusts set forth on Schedule A attached to the Stockholder Agreement (as defined below), as the holders of all the outstanding Company Class B Common Stock (the "Principal Stockholders"), have entered into the Stockholder Agreement dated as of the date hereof (the "Stockholder Agreement") with Parent, which provides, among other things, that, subject to the terms and conditions thereof, each Principal Stockholder will vote his or its shares of Company Common Stock in favor of the Merger and the approval and adoption of this Agreement;

         WHEREAS the Board of Directors of the Company has approved the terms of the Stockholder Agreement;

         WHEREAS Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

         WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

         NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

         SECTION 1.01. THE MERGER. (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.03). Following the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the DGCL.

         (b) At the election of Parent, any direct or indirect wholly owned subsidiary (as defined in Section 8.03) of Parent may be substituted for Sub as a constituent corporation in the Merger. In such event, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such substitution.

         (c) If at any time prior to the Effective Time Parent creates a new public holding company that becomes the sole shareholder of Parent (the "Holding Company"), the Holding Company shall be substituted for Parent for all purposes hereunder (and shares of common stock of the Holding Company will be issued as the Merger Consideration in the same manner and amount as shares of Parent Common Stock (as defined in Section 2.01(c)) would have otherwise been issued hereunder), and the parties agree to execute an appropriate amendment to this Agreement in order to reflect such substitution.

         SECTION 1.02. CLOSING. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which (subject to satisfaction or waiver of the conditions set forth in Sections 6.01, 6.02 and 6.03) shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Section 6.01, at the offices of Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019, unless another time, date or place is agreed to in writing by the parties hereto.

         SECTION 1.03. EFFECTIVE TIME. Subject to the provisions of this Agreement, as soon as practicable on or after the Closing Date, the parties shall file a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such other time as Sub and the Company shall agree should be specified in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

         SECTION 1.04. EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Section 259 of the DGCL.

         SECTION 1.05. CERTIFICATE OF INCORPORATION AND BY-LAWS. (a) The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time so that Articles FOUR, FIVE and SIX thereof read in their entirety as follows:

                                 "ARTICLE FOUR

                               CAPITAL STRUCTURE

         The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000 shares of common stock, par value $1.00 per share (the "Common Stock").

                                  ARTICLE FIVE

                            [Intentionally omitted]

                                  ARTICLE SIX

                           [Intentionally omitted]".

As so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

         (b) The by-laws of the Company as in effect at the Effective Time shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

         SECTION 1.06. DIRECTORS. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

         SECTION 1.07. OFFICERS. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                   ARTICLE II

                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

         SECTION 2.01. EFFECT ON CAPITAL STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Sub:

         (a) CAPITAL STOCK OF SUB. Each issued and outstanding share of capital stock of Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation.

         (b) CANCELLATION OF TREASURY STOCK AND PARENT-OWNED STOCK. Each share of Company Common Stock that is owned by the Company or by any subsidiary of the

     Company and each share of Company Common Stock that is owned by Parent, Sub or any other subsidiary of Parent shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

         (c) CONVERSION OF COMPANY COMMON STOCK. Subject to Section 2.02(e), each issued and outstanding share of Company Common Stock (other than shares to be cancelled in accordance with Section 2.01(b)) shall be converted into the right to receive 1.71 (the "Conversion Number") fully paid and nonassessable shares of common stock, par value $1.00 per share, of Parent ("Parent Common Stock") (the "Merger Consideration"). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.02, without interest.

         SECTION 2.02. EXCHANGE OF CERTIFICATES. (a) EXCHANGE AGENT. As of the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be designated by Parent (the "Exchange Agent"), which shall provide that Parent shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, and any cash payable in lieu of any fractional shares of Parent Common Stock being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.01 in exchange for outstanding shares of Company Common Stock.

         (b) EXCHANGE PROCEDURES. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock and cash, if any, which such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration and cash, if any, which the holder thereof has the right to receive in respect of such Certificate pursuant to the provisions of this Article II. No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this
Article II.

         (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common

Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(e), and all such dividends, other distributions and cash in lieu of fractional shares of Parent Common Stock shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

         (d) NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to this Article II) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, SUBJECT, HOWEVER, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this
Article II, except as otherwise provided by law.

         (e) NO FRACTIONAL SHARES. (i) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent.

        (ii) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the closing price of a share of Parent Common Stock on the New York Stock Exchange ("NYSE") Composite Transactions List (as reported by the WALL STREET JOURNAL or, if not reported thereby, any other authoritative source) on the Closing Date.

         (f) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

         (g) NO LIABILITY. None of Parent, Sub, the Company or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock or any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration, any cash payable to the holder of such Certificate pursuant to this Article II or any dividends or distributions payable to the holder of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.01(d))), any such Merger Consideration or cash shall, to the extent permitted by applicable law, become the property of the

Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

         (h) INVESTMENT OF EXCHANGE FUND. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

         SECTION 3.01. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Except as set forth with respect to a specifically identified representation and warranty on the Disclosure Schedule delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Schedule"), the Company represents and warrants to Parent and Sub as follows:

         (a) ORGANIZATION, STANDING AND CORPORATE POWER. Each of the Company and each of its significant subsidiaries (as defined in Section 8.03) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of the Company and each of its significant subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect (as defined in Section 8.03(c)) on the Company. The Company has delivered to Parent prior to the execution of this Agreement complete and correct copies of its certificate of incorporation and by-laws and the certificates of incorporation and by-laws (or comparable organizational documents) of its significant subsidiaries, in each case as amended to date.

         (b) SUBSIDIARIES. As of the date hereof, the Company Disclosure Schedule sets forth a true and complete list of each subsidiary of the Company. All the outstanding shares of capital stock of each subsidiary of the Company have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"). Except for the capital stock of its subsidiaries, as of the date hereof, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, limited liability company, partnership, joint venture or other entity.

         (c) CAPITAL STRUCTURE. The authorized capital stock of the Company consists of 200,000,000 shares of Company Class A Common Stock, 17,500,000 shares of Company Class B Common Stock and 30,000,000 shares of Company Class C Common Stock and 1,000,000 shares of preferred stock, par value $.01 per share, of the Company ("Company Preferred Stock"). Immediately following the Company's 1996 annual meeting, which is scheduled for July 10, 1996, the number of authorized shares of Company Class A Common Stock will increase to 300,000,000, if such increase is approved by the Company's stockholders. At the close of business on June 12, 1996, (i) 76,337,396 shares of Company Class A Common Stock were issued and outstanding, (ii) 8,310,465 shares of Company Class B Common Stock were issued and outstanding, (iii) 1,116,257 shares of Company Class C Common Stock were issued and outstanding, (iv) no shares of Company Preferred Stock were issued and outstanding, (v) 4,320,517 shares of Company Class A Common Stock and no shares of Company Class B Common Stock or Company Class C Common Stock were held by the Company in its treasury, (vi) 10,626,503 shares of Company Class A Common Stock and 9,135,317 shares of Company Class B Common Stock were reserved for issuance pursuant to the Stock Plans (as defined in Section 5.06), (vii) 8,310,465 and 1,116,257 shares of Company Class A Common Stock were reserved for issuance upon conversion of the Company Class B Common Stock and Company Class C Common Stock, respectively, each of which are convertible on a one-for-one basis into shares of Company Class A Common Stock, (viii) 72,989 shares of Company Class A Common Stock and 20,104,934 shares of Company Class C Common Stock were reserved for issuance upon exercise of all outstanding warrants of the Company (the "Company Warrants") and (ix) 270,865 shares of Company Class A Common Stock and 37,988 shares of Class B Common Stock were reserved for issuance pursuant to outstanding deferred share awards under the Company's Deferred Share Plan. Except as set forth above, at the close of business on June 12, 1996, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. There are no outstanding stock appreciation rights or rights (other than the Employee Stock Options (as defined in Section 5.06)) to receive shares of Company Common Stock on a deferred basis granted under the Stock Plans or otherwise. The Company Disclosure Schedule sets forth a complete and correct list, as of June 12, 1996, of the holders of all Employee Stock Options, the number of shares subject to each such option and the exercise prices thereof. All outstanding shares of capital stock of the Company are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth above, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its subsidiaries is a party or by which any of them is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of its subsidiaries or obligating the Company or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries. There are no outstanding contractual obligations of the Company to vote or to dispose of any shares of the capital stock of any of its subsidiaries. As of the date of this Agreement, the Principal Stockholders are the record owners of a number of shares of Company Common

     Stock that in the aggregate constitutes a majority of the votes entitled to be cast at the Company Stockholders Meeting (as defined in Section 5.01(b)).

         (d) AUTHORITY; NONCONTRAVENTION. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the Company Stockholder Approval (as defined in Section 3.01(1)) with respect to the Merger, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its subsidiaries under, (i) the certificate of incorporation or by-laws of the Company or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses
     (ii) and (iii), any such conflicts, violations, defaults, rights, Liens, judgments, orders, decrees, statutes, laws, ordinances, rules or regulations that individually or in the aggregate would not (x) have a material adverse effect on the Company, (y) impair the ability of the Company to perform its obligations under this Agreement in any material respect or
     (z) delay in any material respect or prevent the consummation of any of the transactions contemplated by this Agreement or the Stockholder Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency (a "Governmental Entity"), is required by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (1) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (2) the filing with the Securities and Exchange Commission (the "SEC") of (A) a proxy statement relating to the Company Stockholders Meeting (such proxy statement, together with the proxy statement relating to the Parent Shareholders Meeting (as defined in Section 5.01(c)), in each case as amended or supplemented from time to time, the "Joint Proxy Statement"), and (B) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (3) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; (4) such filings with and approvals of the Federal Communications Commission or any successor entity (the "FCC") as may be required under the Communications Act of 1934, as amended, and the rules, regulations and policies of the FCC thereunder (collectively, the "Communications Act"), including in connection with the transfer of the FCC Licenses (as defined in Section 3.01(s)) for the operation of the Licensed Facilities (as defined in
     Section 3.01(s)); (5) such other filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval necessitated by the Merger or the transactions contemplated by this Agreement; and (6) such consents, approvals, orders or authorizations the failure of which to be made or obtained would not reasonably be expected to have a material adverse effect on the Company.

         (e) SEC DOCUMENTS; UNDISCLOSED LIABILITIES. The Company has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1995 (the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any SEC Document has been revised or superseded by a later filed SEC Document, none of the SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Filed SEC Documents (as defined in Section 3.01(g)), and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet included in the Filed SEC Documents, neither the Company nor any of its subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be recognized or disclosed on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto.

         (f) INFORMATION SUPPLIED. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (the "Form S-4") will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to the Company's stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Joint Proxy Statement.

         (g) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the SEC Documents filed and publicly available prior to the date of this Agreement (as amended to the date of this Agreement, the "Filed SEC Documents"), since the date of the most recent audited financial statements included in the Filed SEC Documents, the Company has conducted its business only in the ordinary course, and there has not been (i) any material adverse change (as defined in Section 8.03(c)) in the Company, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iv) (x) any granting by the Company to any executive officer or other key employee of the Company of any increase in compensation, except for normal increases in the ordinary course of business consistent with past practice or as required under employment agreements in effect as of the date of the most recent audited financial statements included in the Filed SEC Documents or
     (y) any granting by the Company to any such executive officer of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the Filed SEC Documents, (v) any damage, destruction or loss, whether or not covered by insurance, that has or could reasonably be expected to have a material adverse effect on the Company or (vi) except insofar as may have been disclosed in the Filed SEC Documents or required by a change in generally accepted accounting principles, any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business.

         (h) LITIGATION. Except as disclosed in the Filed SEC Documents, there is no suit, action or proceeding (including any proceeding by or before the FCC other than proceedings to amend FCC rules of general applicability to the radio industry) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries that individually or in the aggregate could reasonably be expected to (i) have a material adverse effect on the Company, (ii) impair the ability of the Company to perform its obligations under this Agreement in any material respect or (iii) delay in any material respect or prevent the consummation of any of the transactions contemplated by this Agreement or the Stockholder Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its subsidiaries having, or which could reasonably be expected to have, any effect referred to in clause (i), (ii) or (iii) above.

         (i) ABSENCE OF CHANGES IN BENEFIT PLANS. Except (x) as disclosed in the Filed SEC Documents or (y) for normal increases in the ordinary course of business consistent with past practice or as required by law, since the date of the most recent audited financial statements included in the Filed SEC Documents, there has not been any adoption or amendment in any material respect by the Company or any of its significant subsidiaries of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other material plan providing material benefits to any current or former employee, officer or director of the Company or any of its significant subsidiaries. Without limiting the foregoing, except as disclosed in the Filed SEC Documents, since the date of the most recent audited financial statements included in the Filed SEC Documents, there has not been any change in any actuarial or other assumption used to calculate funding obligations with respect to any Pension Plan (as defined below), or in the manner in which contributions to any Pension Plan are made or the basis on which such contributions are determined. Except as disclosed in the Filed SEC Documents, there exist no employment, consulting or severance agreements currently in effect between the Company and any current or former employee, officer or director of the Company providing for annual compensation or annual payments in excess of $250,000.

         (j) ERISA COMPLIANCE. (i) The Company has delivered or made available to Purchaser each "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (a "Pension Plan"), each "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) (a "Welfare Plan"), each stock option, stock purchase, deferred compensation plan or arrangement and each other employee fringe benefit plan or arrangement maintained, contributed to or required to be maintained or contributed to by the Company, any of its significant subsidiaries or any other person or entity that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a "Commonly Controlled Entity") which is currently in effect for the benefit of any current or former employees, officers, directors or independent contractors of the Company or any of its subsidiaries (collectively, "Benefit Plans"). The Company has delivered or made available to Parent true, complete and correct copies of (x) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required), (y) the most recent summary plan description for each Benefit Plan for which such summary plan description is required and (z) each currently effective trust agreement, insurance or group annuity contract and each other funding or financing arrangement relating to any Benefit Plan.

         (ii) Each Benefit Plan has been administered in material compliance with its terms, the applicable provisions of ERISA, the Code and all other applicable laws and the terms of all applicable collective bargaining agreements. To the knowledge of the Company, there are no investigations by any governmental agency, termination proceedings or other claims (except routine claims for benefits payable under the Benefit Plans), suits or proceedings pending or threatened against any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan that, individually or in the aggregate, is reasonably likely to result in a material adverse effect on the Company.

        (iii) (1) There has been no application for waiver or waiver of the minimum funding standards imposed by Section 412 of the Code with respect to any Pension Plan and (2) no Pension Plan has or had at any time during the current plan year an "accumulated funding deficiency" within the meaning of Section 412(a) of the Code.

         (iv) Each Pension Plan that is intended to be a tax-qualified plan has been the subject of a determination letter from the Internal Revenue Service to the effect that such Pension Plan and related trust is qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code;

     no such determination letter has been revoked, and, to the knowledge of the Company, revocation has not been threatened; and such Pension Plan has not been amended since the effective date of its most recent determination letter in any respect that would adversely affect its qualification. The Company has delivered or made available to Parent a copy of the most recent determination letter received with respect to each Pension Plan for which such a letter has been issued, as well as a copy of any pending application for a determination letter. To the knowledge of the Company, no event has occurred that could subject any Pension Plan to tax under
     Section 511 of the Code.

         (v) (1) Neither the Company nor any of its significant subsidiaries has engaged in a "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA) that involves the assets of any Benefit Plan that is reasonably likely to subject the Company, any of its significant subsidiaries, any employee of the Company or its significant subsidiaries or, to the knowledge of the Company, a non-employee trustee, non-employee administrator or other non-employee fiduciary of any trust created under any Benefit Plan to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code; (2) within the past five years, no Pension Plan that is subject to Title IV of ERISA has been terminated other than in a standard termination in accordance with Section 4041(b) of ERISA (a "Standard Termination") or, to the knowledge of the Company, has been the subject of a "reportable event" (as defined in Section 4043 of ERISA and the regulations thereunder) and no such Pension Plan is reasonably expected to be terminated other than in a Standard Termination; and (3) none of the Company, any of its significant subsidiaries or, to the knowledge of the Company, any non-employee trustee, non-employee administrator or other non-employee fiduciary of any Benefit Plan has breached the fiduciary duty provisions of ERISA or any other applicable law in a manner that, individually or in the aggregate, is reasonably likely to, result in a material adverse effect on the Company.

         (vi) As of the most recent valuation date for each Pension Plan that is a "defined benefit pension plan" (as defined in Section 3(35) of ERISA) (a "Defined Benefit Plan"), there was not any amount of "unfunded benefit liabilities" (based upon the plan's ongoing actuarial assumptions used for funding purposes as set forth in the most recent actuarial report or valuation) under such Defined Benefit Plan in excess of $5 million and the aggregate amount of all such unfunded benefit liabilities under all such Defined Benefit Plans as of such date did not exceed $20 million, and the Company is not aware of any facts or circumstances that would materially change the funded status of any such Defined Benefit Plan as of the date hereof available as of the date hereof. The Company has furnished to Parent the most recent actuarial report or valuation with respect to each Defined Benefit Plan. To the knowledge of the Company, the information supplied to the plan actuary by the Company and any of its subsidiaries for use in preparing those reports or valuations was complete and accurate in all material respects.

         (vii) No Commonly Controlled Entity has incurred any liability under Title IV of ERISA (other than for contributions not yet due to a Defined Benefit Plan and other than for the payment of premiums to the Pension Benefit Guaranty Corporation not yet due), which liability, to the extent currently due, has not been fully paid as of the date hereof and would not, individually or in the aggregate, be reasonably likely to result in a material adverse effect on the Company.

         (viii) No Commonly Controlled Entity has engaged in a transaction described in Section 4069 of ERISA that could subject the Company to liability at any time after the date hereof.

         (ix) No Commonly Controlled Entity has withdrawn from any multiemployer plan where such withdrawal has resulted in any "withdrawal liability" (as defined in Section 4201 of ERISA) that has not been fully paid.

         (x) Except as specifically provided in this Agreement, no employee of the Company or any of its subsidiaries will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Benefit Plan or under any employment, severance, termination or compensation agreement or as a result of the transactions contemplated by this Agreement.

         (k) TAXES. (i) Each of the Company and its subsidiaries has filed all tax returns and reports required to be filed by it or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file or to have extensions granted that remain in effect individually or in the aggregate would not have a material adverse effect on the Company. All returns filed by the Company and each of its subsidiaries are complete and accurate in all material respects to the knowledge of the Company. The Company and each of its subsidiaries has paid (or the Company has paid on its behalf) all taxes shown as due on such returns, and the most recent financial statements contained in the Filed SEC Documents reflect an adequate reserve for all taxes payable by the Company and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

         (ii) No deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its subsidiaries that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not have a material adverse effect on the Company, and no requests for waivers of the time to assess any such taxes have been granted or are pending that individually or in the aggregate would have a material adverse effect on the Company. The statute of limitations on assessment or collection of any Federal income taxes due from the Company or any of its subsidiaries has expired for all taxable years of the Company or any of its subsidiaries through 1991. None of the assets or properties of the Company or any of its subsidiaries is subject to any tax lien, other than any such liens for taxes which are not due and payable, which may thereafter be paid without penalty or the validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with generally accepted accounting principles ("Permitted Tax Liens").

         (iii) As used in this Agreement, "taxes" shall include all Federal, state and local income, franchise, use, property, sales, excise and other taxes, tariffs or governmental charges of any nature whatsoever, domestic or foreign, including any interest, penalties or additions with respect thereto.

         (l) VOTING REQUIREMENTS. The affirmative vote of the holders of a majority of the voting power of all outstanding shares of the Company Common Stock, voting as a single class, at the Company Stockholders Meeting (the "Company Stockholder Approval") is the only vote of the holders of any class or series of the Company's capital stock necessary to approve and adopt this Agreement and the transactions contemplated by this Agreement.

         (m) STATE TAKEOVER STATUTES. The Board of Directors of the Company has approved the terms of this Agreement and the Stockholder Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreement, and such approval is sufficient to render inapplicable to the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreement the provisions of Section 203 of the DGCL. To the best of the Company's knowledge, no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement, the Stockholder Agreement or any of the transactions contemplated by this Agreement or the Stockholder Agreement and no provision of the certificate of incorporation, by-laws or other governing instruments of the Company or any of its subsidiaries would, directly or indirectly, restrict or impair the ability of Parent to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of the Company and its subsidiaries that may be acquired or controlled by Parent.

         (n) LABOR MATTERS. Neither the Company nor any of its subsidiaries is the subject of any suit, action or proceeding which is pending or, to the knowledge of the Company, threatened, asserting that the Company or any of its subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act or applicable state statutes) or seeking to compel the Company or any of its subsidiaries to bargain with any labor organization as to wages and conditions of employment, in any such case, that is reasonably expected to result in a material liability of the Company and its subsidiaries. No strike or other labor dispute involving the Company or any of its subsidiaries is pending or, to the knowledge of the Company, threatened, and, to the knowledge of the

     Company, there is no activity involving any employees of the Company or any of its subsidiaries seeking to certify a collective bargaining unit or engaging in any other organizational activity, except for any such dispute or activity which would not have a material adverse effect on the Company.

         (o) BROKERS. No broker, investment banker, financial advisor or other person, other than Merrill Lynch & Co., the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement and the Stockholder Agreement based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent true and complete copies of all agreements under which any such fees or expenses may be payable and all indemnification and other agreements related to the engagement of the persons to whom such fees may be payable.

         (p) OPINION OF FINANCIAL ADVISOR. The Company has received the opinion of Merrill Lynch & Co., dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair to the Company's stockholders from a financial point of view, a copy of which opinion has been delivered to Parent.

         (q) COMPLIANCE WITH APPLICABLE LAWS. Each of the Company and each of its subsidiaries has in effect all Federal, state and local governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ('Permits ) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which lack or default individually or in the aggregate would not have a material adverse effect on the Company. Except as disclosed in the Filed SEC Documents, the Company and its subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, except for possible noncompliance which individually or in the aggregate would not have a material adverse effect on the Company.

         (r) CONTRACTS; DEBT INSTRUMENTS. (i) Neither the Company nor any of its subsidiaries is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or any other contract, agreement, arrangement or understanding to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that individually or in the aggregate would not have a material adverse effect on the Company.

         (ii) The Company has made available to Parent (x) true and correct copies of all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which any indebtedness of the Company or any of its subsidiaries in an aggregate principal amount in excess of $500,000 is outstanding or may be incurred and (y) accurate information regarding the respective principal amounts currently outstanding thereunder. For purposes of this Agreement, "indebtedness" shall mean, with respect to any person, without duplication, (A) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind to such person, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person, (D) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding obligations of such person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of such person's business), (E) all capitalized lease obligations of such person, (F) all obligations of others secured by any Lien on property or assets owned or acquired by such person, whether or not the obligations secured thereby have been assumed,
     (G) all obligations of such person under interest rate or currency hedging transactions (valued at the termination value thereof), (H) all letters of credit issued for the account of such person and (I) all guarantees and arrangements having the economic effect of a guarantee of such person of any indebtedness of any other person.

         (s) FCC LICENSES: OPERATIONS OF LICENSED FACILITIES. The Company and its subsidiaries have operated the radio stations for which the Company or any of its subsidiaries holds licenses from the FCC, in each case which are owned or operated by the Company and its subsidiaries (the "Licensed Facilities") in material compliance with the terms of the Permits issued by the FCC to the Company and its subsidiaries (the "FCC Licenses") (complete and correct copies of each of which have been made available to Parent), and in material compliance with the Communications Act. The Company and its subsidiaries have, since acquired by the Company, timely filed or made all applications, reports and other disclosures required by the FCC to be filed or made with respect to the Licensed Facilities and have timely paid all FCC regulatory fees with respect thereto. The Company and each of its subsidiaries have, and are the authorized legal holders of, all FCC Licenses necessary or used in the operation of the businesses of the Licensed Facilities as presently operated. All such FCC Licenses are validly held and are in full force and effect, unimpaired by any act or omission of the Company, each of its subsidiaries (or their respective predecessors) or their respective officers, employees or agents. As of the date hereof, no application, action or proceeding is pending for the renewal or material modification of any of the FCC Licenses and, to the best of the Company's knowledge, there is not now before the FCC any material investigation, proceeding, notice of violation, order of forfeiture or complaint against the Company or any of its subsidiaries relating to any of the Licensed Facilities that, if adversely decided, would have a material adverse effect on the Company (and the Company is not aware of any basis that would cause the FCC not to renew any of the FCC Licenses). There is not now pending and, to the Company's knowledge, there is not threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or modify in any material respect any of the FCC Licenses that, if adversely decided, would have a material adverse effect on the Company (other than proceedings to amend FCC rules of general applicability to the radio industry).

         SECTION 3.02. REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB. Except as set forth with respect to a specifically identified representation and warranty on the

Disclosure Schedule delivered by Parent to the Company prior to the execution of this Agreement (the Parent Disclosure Schedule"), Parent and Sub represent and warrant to the Company as follows:

         (a) ORGANIZATION, STANDING AND CORPORATE POWER. Each of Parent, Sub and Parent's significant subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Parent, Sub and Parent's significant subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect on Parent. Parent has delivered to the Company complete and correct copies of its articles of incorporation and by-laws and the certificate of incorporation and by-laws of Sub, in each case as amended to the date hereof.

         (b) CAPITAL STRUCTURE. The authorized capital stock of Parent consists of 630,000,000 shares of Parent Common Stock, which Parent proposes to increase pursuant to the Charter Amendment (as defined in Section 3.02(j)), subject to the Parent Shareholder Approval (as defined in
     Section 3.02(j)), and 25,000,000 shares of preferred stock, par value $1.00 per share ("Parent Preferred Stock"). At the close of business on June 18, 1996, (i) 419,550,580 shares of Parent Common Stock were issued and outstanding, (ii) 3,600,000 shares of Parent Preferred Stock, all denominated as Series C Conversion Preferred Stock, were issued and outstanding, (iii) 6,419,541 shares of Parent Common Stock were held by Parent in its treasury, (iv) 36,000,000 shares of Parent Common Stock were reserved for issuance pursuant to the conversion of the Series C Conversion Preferred Stock, (v) 51,379,144 shares of Parent Common Stock were reserved for issuance pursuant to Parent's 1993 Long Term Incentive Plan, Parent's 1991 Long Term Incentive Plan, Parent's 1984 Long Term Incentive Plan and Parent's Deferred Compensation and Stock Plan for

     Directors and other stock-based plans (the "Parent Stock Plans") and (vi) 5,000,000 shares of Parent Preferred Stock, all denominated as Series A Participating Preferred Stock (subject to increase and adjustment as set forth in the Rights Agreement and the Certificate of Designations attached as an exhibit thereto) were reserved for issuance in connection with the rights (the "Rights") to purchase shares of Parent Preferred Stock pursuant to the Rights Agreement dated as of December 28, 1995, between Parent and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"). Except as set forth above, at the close of business on June 18, 1996, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of Parent are, and, subject to the Parent Shareholder Approval, all shares which may be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote. Except as set forth above or as otherwise contemplated by this Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Parent is a party or by which it is bound obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Parent or obligating Parent to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of capital stock of Parent. As of the date of this Agreement, the authorized capital stock of Sub consists of 1,000 shares of common stock, par value $1.00 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien.

         (c) AUTHORITY; NONCONTRAVENTION. Parent and Sub have all requisite corporate power and authority to enter into this Agreement and, subject to the Parent

     Shareholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub, subject in the case of Parent to the Parent Shareholder Approval. This Agreement has been duly executed and delivered by Parent and Sub and constitutes a valid and binding obligation of Parent and Sub, enforceable against Parent and Sub in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement by Parent or Sub, as the case may be, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent, Sub or any of Parent's other subsidiaries under, (i) the articles or certificate of incorporation or by-laws of Parent, Sub or such other subsidiary, subject in the case of Parent to the Parent Shareholder Approval, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent, Sub or such other subsidiary or their respective properties or assets or
     (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent, Sub or such other subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, Liens, judgments, orders, decrees, statutes, laws, ordinances, rules or regulations that individually or in the aggregate would not (x) have a material adverse effect on Parent, (y) impair the ability of Parent and Sub to perform their respective obligations under this Agreement in any material respect or (z) delay in any material respect or prevent the consummation of any of the transactions contemplated by this Agreement or the Stockholder Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement or the consummation by Parent or Sub, as the case may be, of any of the transactions contemplated by this Agreement, except for (1) the filing of a premerger notification and report form by Parent under the HSR Act; (2) the filing with the SEC of the Form S-4, the Joint Proxy Statement relating to the Parent Shareholders Meeting and such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement, the Stockholder Agreement and the transactions contemplated by this Agreement; (3) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; (4) such filings with and approvals of the FCC as may be required under the Communications Act, including in connection with the transfer of the FCC Licenses; (5) such filings with and approvals of the NYSE to permit the shares of Parent Common Stock that are to be issued in the Merger, upon exercise of the Company Warrants and under the Stock Plans to be listed on the NYSE; (6) such other filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval necessitated by the Merger or the transactions contemplated by this Agreement; and (7) such consents, approvals, orders or authorizations the failure of which to be made or obtained would not reasonably be expected to have a material adverse effect on Parent.

         (d) SEC DOCUMENTS; UNDISCLOSED LIABILITIES. Parent has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1995 (the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Parent SEC Document has been revised or superseded by a later filed Parent SEC Document, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Filed Parent SEC Documents (as defined in Section 3.02(f)), and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet included in the Filed Parent SEC Documents, neither Parent nor any of its subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting to be recognized or disclosed on a consolidated balance sheet of Parent and its consolidated subsidiaries or in the notes thereto.

         (e) INFORMATION SUPPLIED. None of the information supplied or to be supplied by Parent or Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date the Joint Proxy Statement is first mailed to Parent's shareholders or at the time of the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the securities Act and the rules and regulations promulgated thereunder and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference in either the Form S-4 or the Joint Proxy Statement based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

         (f) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Parent SEC Documents filed and publicly available prior to the date of this Agreement (the "Filed Parent SEC Documents"), since the date of the most recent audited financial statements included in the Filed Parent SEC Documents, Parent has conducted its business only in the ordinary course, and there has not been (i) any material adverse change in Parent, (ii) except for regular quarterly dividends (in an amount determined in a manner consistent with Parent's past practice) with customary record and payment dates, any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) with respect to any of Parent's capital stock, (iii) any split, combination or reclassification of any Parent Common Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Parent Common Stock or (iv) any damage, destruction or loss, whether or not covered by insurance, that has or could reasonably be expected to have a material adverse effect on Parent; it being understood that, except for the creation of the holding company described in Section 1.01(c), the foregoing exception for matters disclosed in the Filed Parent SEC Documents shall not relate to any transaction contemplated by Parent's press release dated as of June 10, 1996, relating to the possible separation of Parent's broadcasting businesses from its other businesses.

         (g) LITIGATION. Except as disclosed in the Filed Parent SEC Documents, there is no suit, action or proceeding (including any proceeding by or before the FCC other than proceedings to amend FCC rules of general applicability to the radio industry) pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its subsidiaries that individually or in the aggregate could reasonably be expected to (i) have a material adverse effect on Parent, (ii) impair the ability of Parent or Sub to perform its obligations under this Agreement in any material respect or (iii) delay in any material respect or prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent or any of its subsidiaries having, or which could reasonably be expected to have, any effect referred to in clause (i), (ii) or (iii) above.

         (h) BROKERS. No broker, investment banker, financial advisor or other person, other than Chase Securities Inc. and Salomon Brothers Inc, the fees and expenses of which will be paid by Parent, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement and the Stockholder Agreement based upon arrangements made by or on behalf of Parent or Sub.

         (i) INTERIM OPERATIONS OF SUB. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has engaged in no other business other than incident to its creation and this Agreement and the transactions contemplated hereby.

         (j) VOTING REQUIREMENTS. The affirmative vote at the Parent Shareholders Meeting of the holders of a majority of the voting power of the outstanding shares of Parent Common Stock entitled to vote generally in an annual election of directors (the "Parent Shareholder

     Approval") is the only vote of the holders of any class or series of Parent's capital stock necessary (i) to approve and adopt the amendment (the "Charter Amendment") to Parent's articles of incorporation to create a sufficient number of authorized shares of Parent Common Stock to permit the issuance of Parent Common Stock pursuant to the Merger and (ii) to authorize, in accordance with the applicable rules of the NYSE, the issuance of Parent Common Stock pursuant to the Merger.

         (k) TAXES. (i) Each of Parent and its subsidiaries has filed all tax returns and reports required to be filed by it or requests for extensions to file such returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file or to have extensions granted that remain in effect individually or in the aggregate would not have a material adverse effect on Parent. All returns filed by Parent and each of its subsidiaries are complete and accurate in all material respects to the knowledge of Parent. Parent and each of its subsidiaries has paid (or Parent has paid on its behalf) all taxes shown as due on such returns, and the most recent financial statements contained in the Filed Parent SEC Documents reflect an adequate reserve for all taxes payable by Parent and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements. Of the net operating loss carryovers available to Parent's federal consolidated group as of January 1, 1996, no more than $100,000,000 are subject to "separate return limitation year" restrictions under Section 1502 of the Code.

         (ii) No deficiencies for any taxes have been proposed, asserted or assessed against Parent or any of its subsidiaries that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not have a material adverse effect on Parent, and no requests for waivers of the time to assess any such taxes have been granted or are pending that individually or in the aggregate would have a material adverse effect on Parent. The Federal income tax returns of Parent and each of its subsidiaries consolidated in such returns have been examined by and settled with the United States Internal Revenue Service for all years through 1989. The statute of limitations on assessment or collection of any Federal income taxes due from Parent or any of its subsidiaries has expired for all taxable years of Parent or such subsidiaries through 1984. None of the assets or properties of Parent or any of its subsidiaries is subject to any tax lien other than Permitted Tax Liens.

         (l) COMPLIANCE WITH APPLICABLE LAWS. Each of Parent and each of its subsidiaries has in effect all Permits necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which lack or default individually or in the aggregate would not have a material adverse effect on Parent. Except as disclosed in the Filed Parent SEC Documents, Parent and its subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, except for possible noncompliance which individually or in the aggregate would not have a material adverse effect on Parent.

         (m) OPINION OF FINANCIAL ADVISORS. Parent has received the opinions of Chase Securities Inc. and Salomon Brothers Inc, in each case dated June 19, 1996, to the effect that, as of such date, the Conversion Number is fair to Parent from a financial point of view, a signed copy of each such opinion has been delivered to the Company.

         (n) FCC LICENSES; OPERATIONS OF PARENT LICENSED FACILITIES. Parent and its subsidiaries have operated the radio stations for which Parent or any of its subsidiaries holds licenses from the FCC, in each case which are owned or operated by Parent and its subsidiaries (the "Parent Licensed Facilities") in material compliance with the terms of the Permits issued by the FCC to the Parent and its subsidiaries ("Parent FCC Licenses") (complete and correct copies of each of which have been made available to the Company), and in material compliance with the Communications Act. Parent and its subsidiaries have timely filed or made all applications, reports and other disclosures required by the FCC to be filed or made with respect to the Parent Licensed Facilities and have timely paid all FCC regulatory fees with respect thereto. Parent and each of its subsidiaries have, and are the authorized legal holders of, all Parent FCC Licenses necessary or used in the operation of the businesses of the Parent Licensed Facilities as presently operated. All such Parent FCC Licenses are validly held and are in full force and effect, unimpaired by any act or omission of Parent, each of its subsidiaries (or their respective predecessors) or their respective officers, employees or agents. As of the date hereof, no application, action or proceeding is pending for the renewal or material modification of any of the Parent FCC Licenses and, to the best of Parent's knowledge, there is not now before the FCC any material investigation, proceeding, notice of violation, order of forfeiture or complaint against Parent or any of its subsidiaries relating to any of the Parent Licensed Facilities that, if adversely decided, would have a material adverse effect on Parent (and Parent is not aware of any basis that would cause the FCC not to renew any of the Parent FCC Licenses). There is not now pending and, to Parent's knowledge, there is not threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or modify in any material respect any of the Parent FCC Licenses that, if adversely decided, would have a material adverse effect on Parent (other than proceedings to amend FCC rules of general applicability to the radio industry).

         (o) FCC QUALIFICATIONS. Parent and Sub are fully qualified under the Communications Act to be the transferees of control of the FCC Licenses, provided, however, that the parties recognize that the consummation of the Merger would cause Parent to exceed in certain cases (i) the limits on ownership of television and radio stations serving the same market imposed by the FCC's "one-to-a-market" rule, 47 C.F.R. Section 73.3555(c), and (ii) the numerical limits on local multiple radio station ownership imposed by
     Section 202(b) of the 1996 Telecommunications Act.

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

         SECTION 4.01. CONDUCT OF BUSINESS. (a) CONDUCT OF BUSINESS BY THE COMPANY. During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations (including the Communications Act). Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries to:

         (i) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

         (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (w) the issuance of Company Class A Common Stock or Company Class B Common Stock, as applicable, upon the exercise of Employee Stock Options outstanding on the date of this Agreement and in accordance with their present terms, (x) the issuance of Company Class A Common Stock upon conversion of Company Class B Common Stock and Company Class C Common Stock in accordance with their present terms, (y) the issuance of Company Class A Common Stock, Company Class B Common Stock or Company Class C Common Stock, as applicable, upon the exercise of warrants of the Company outstanding on the date of this Agreement and in accordance with their present terms and
     (z) grants of options on Company Class A Common Stock to persons other than executive officers of the Company in the ordinary course of business consistent with past practice, and the issuance of Company Class A Common Stock upon exercise of such options, such options not to exceed an aggregate of 500,000 shares);

         (iii) other than as contemplated by the Company's proxy statement for its 1996 annual meeting, amend its certificate of incorporation, by-laws or other comparable organizational documents;

         (iv) except as set forth in Section 4.01 of the Company Disclosure Schedule and subject to Section 4.01(c), acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof, (y) any assets that individually or in the aggregate are material to the Company and its subsidiaries taken as a whole or (z) any broadcast radio stations (provided that any such acquisition pursuant to a swap of assets without the payment by the Company of a material amount of cash consideration along therewith shall require only consultation with, and not approval of, Parent);

         (v) except as set forth in Section 4.01 of the Company Disclosure Schedule and subject to Section 4.01(c), sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of (x) any of its properties or assets, other than in the ordinary course of business consistent with past practice, that are material to the Company and its subsidiaries taken as a whole or (y) any broadcast radio stations (provided that any such disposition pursuant to a swap without the payment by the Company of a material amount of cash consideration along therewith shall require only consultation with, and not approval of, Parent);

         (vi) except as set forth in Section 4.01 of the Company Disclosure Schedule (x) incur any indebtedness, except for borrowings for working capital purposes not in excess of $10 million at any one time outstanding incurred in the ordinary course of business consistent with past practice and except for intercompany indebtedness between the Company and any of its subsidiaries or between such subsidiaries, or (y) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company or to officers and employees of the Company or any of its subsidiaries for travel, business or relocation expenses in the ordinary course of business;

         (vii) make or agree to make any new capital expenditure or capital expenditures which in the aggregate are in excess of $5,000,000;

         (viii) make any tax election that could reasonably be expected to have a material adverse effect on the Company or settle or compromise any material income tax liability;

         (ix) except in the ordinary course of business or except as would not reasonably be expected to have a material adverse effect on the Company, modify, amend or terminate any material contract or agreement to which the Company or any subsidiary is a party or waive, release or assign any material rights or claims thereunder;

         (x) make any material change to its accounting methods, principles or practices, except as may be required by generally accepted accounting principles;

         (xi) authorize, or commit or agree to take, any of the foregoing actions.

         (b) CONDUCT OF BUSINESS BY PARENT. During the period from the date of this Agreement to the Effective Time, Parent shall not:

         (i) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than regular quarterly cash dividends (in an amount determined in a manner consistent with Parent's past practice) with customary record and payment dates or
     (y) split, combine or reclassify any of its capital stock or, except for the creation of the holding company described in Section 1.01(c), issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

         (ii) amend Parent's articles of incorporation or by-laws in a manner that would be materially adverse to the holders of Parent Common Stock;

         (iii) except as set forth in Section 4.01 of the Parent Disclosure Schedule and subject to Section 4.01(c), acquire or agree to acquire any broadcast radio stations (whether through merger or by purchase of assets or otherwise) (provided that any acquisition pursuant to a swap of assets without the payment by Parent of a material amount of cash consideration along therewith shall require only consultation with, and not approval of, the Company);

         (iv) except as set forth in Section 4.01 of the Parent Disclosure Schedule and subject to Section 4.01(c), sell or otherwise dispose of any broadcast radio station (provided that any such disposition pursuant to a swap without the payment by Parent of a material amount of cash consideration along therewith shall require only consultation with, and not approval of, the Company); or

         (v) authorize, or commit or agree to take, any of the foregoing actions.

         (c) OTHER ACTIONS. The Company and Parent shall not, and shall not permit any of their respective subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Merger set forth in Article VI not being satisfied. In addition, Parent and Sub, on the one hand, and the Company, on the other hand, further covenant that from and after the date hereof until the Effective Time, without the prior written consent of the Company or Parent, as the case may be, neither Parent nor Sub, on the one hand, nor the Company, on the other hand, shall, except as otherwise set forth in Section 4.01(c) of the Parent Disclosure Schedule or of the Company Disclosure Schedule, take any action that could reasonably be expected to impair or delay in any material respect obtaining the FCC Order (as defined in Section 6.01(b)) or complying with or satisfying the terms thereof.

         (d) ADVICE OF CHANGES. The Company and Parent shall promptly advise the other party orally and in writing of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (iii) any change or event having, or which, insofar as can reasonably be foreseen, would have, a material adverse effect on such party or on the truth of their respective representations and warranties or the ability of the conditions set forth in Article VI to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

         SECTION 4.02. NO SOLICITATION. (a) The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any officer, director or employee of or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage the submission of any takeover proposal (as defined in Section 8.03), (ii) enter into any agreement with respect to any takeover proposal or give any approval of the type referred to in Section 3.01(m) with respect to any takeover proposal or
(iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal; provided, however, that if at any time prior to the receipt of the Company Stockholder Approval, the Board of Directors of the Company determines in good faith, based on the advice of outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to an unsolicited takeover proposal of the sort referred to in clause (x) of Section 8.03(g) that involves consideration to the Company's stockholders with a value that the Company's Board of Directors reasonably believes, after receiving advice from the Company's financial advisor, is superior to the consideration provided for in the Merger, and subject to compliance with Section 4.02(c), (x) furnish information with respect to the Company pursuant to a customary confidentiality agreement to any person making such proposal and (y) participate in negotiations regarding such proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of the Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries, whether or not such person is purporting to act on behalf of the Company or any of its subsidiaries or otherwise, shall be deemed to be a breach of this Section 4.02(a) by the Company.

         (b) Neither the Board of Directors of the Company nor any committee thereof shall (x) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of this Agreement or the Merger or (y) approve or recommend, or propose to approve or recommend, any takeover proposal except in connection with a superior proposal (as defined in Section 8.03(g)) and then only at or after the termination of this Agreement pursuant to Section 7.01(c).

         (c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 4.02, the Company promptly shall advise Parent orally and in writing of any request for information or of any takeover proposal or any inquiry with respect to or which could reasonably be expected to lead to any takeover proposal, the identity of the person making any such request, takeover proposal or inquiry and all the terms and conditions thereof. The Company will keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request, takeover proposal or inquiry.

         (d) Nothing contained in this Section 4.02 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act; provided, however, neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by Section 4.02(b), withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger or approve or recommend, or propose to approve or recommend, a takeover proposal.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

         SECTION 5.01. PREPARATION OF THE FORM S-4 AND THE JOINT PROXY STATEMENT; STOCKHOLDERS MEETINGS. (a) As soon as practicable following the date of this Agreement, the Company and Parent shall prepare and file with the SEC the Joint Proxy Statement and Parent shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use all reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use all reasonable efforts to cause the Joint Proxy Statement to be mailed to the Company's stockholders, and Parent will use all reasonable efforts to cause the Joint Proxy Statement to be mailed to Parent's shareholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such action.

         (b) The Company will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") for the purpose of obtaining the Company Stockholder Approval. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 5.01(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any takeover proposal. The Company will, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, except to the extent that the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of this Agreement or the Merger and terminated this Agreement in accordance with Section 4.02(b).

         (c) Parent will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the "Parent Shareholders Meeting") for the purpose of obtaining the Parent Shareholder Approval. Parent will, through its Board of Directors, recommend to its shareholders (i) the approval and adoption of the amendment to its articles of incorporation to increase the authorized number of shares of Parent Common Stock to permit the issuance of the Parent Common Stock pursuant to the Merger and (ii) to authorize, in accordance with the applicable rules of the NYSE, the issuance of Parent Common Stock pursuant to the Merger.

         (d) Parent and the Company will use reasonable efforts to hold the Company Stockholders Meeting and the Parent Shareholders Meeting on the same date and as soon as practicable after the date hereof.

         SECTION 5.02. LETTERS OF THE COMPANY'S ACCOUNTANTS. The Company shall use all reasonable efforts to cause to be delivered to Parent a letter of KPMG Peat Marwick LLP, the Company's independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective and a letter of KPMG Peat Marwick LLP dated a date within two business days before the Closing Date, each addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

         SECTION 5.03. LETTERS OF PARENT'S ACCOUNTANTS. Parent shall use all reasonable efforts to cause to be delivered to the Company letters of KPMG Peat Marwick LLP, Price Waterhouse LLP and Coopers & Lybrand LLP, Parent's independent public accountants for the relevant periods prior to the date hereof, dated a date within two business days before the date on which the Form S-4 shall become effective and letters of KPMG Peat Marwick LLP, Price Waterhouse LLP and Coopers & Lybrand LLP dated a date within two business days before the Closing Date, each addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

         SECTION 5.04. ACCESS TO INFORMATION; CONFIDENTIALITY. Subject to the Confidentiality Agreement (as defined below), each of the Company and Parent shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of the Company and Parent shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Each of the Company and Parent will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement dated as of June 12, 1996, between Parent and the Company (the "Confidentiality Agreement").

         SECTION 5.05. REASONABLE EFFORTS. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities (including the FCC (the "FCC Application"), which the parties shall file as soon as practicable (and in any event within 30 days) after the date hereof) and the making of all necessary registrations and filings (including filings with Governmental Entities, such as those referred to in Sections 3.01(d)(1)-(5) and 3.02(c)(1)-(5)) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity,
(ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the Stockholder Agreement or the consummation of the transactions contemplated by this Agreement or the Stockholder Agreement (such as in connection with the transfer of the FCC Licenses), including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and the Stockholder Agreement; provided, however, that a party shall not be obligated to take any action pursuant to the foregoing if the taking of such action or the obtaining of any waiver, consent, approval or exemption is reasonably likely (x) to be materially burdensome to such party and its subsidiaries taken as a whole or to impact in a materially adverse manner the economic or business benefits of the transactions contemplated by this Agreement or the Stockholder Agreement so as to render inadvisable the consummation of the Merger or (y) to result in the imposition of a condition or restriction of the type referred to in clause (ii), (iii), (iv) or (v) of Section 6.02(d); provided further that Parent agrees to offer in the FCC Application and to accept the conditions contained in the proviso of Section 6.01(b).

         (b) In connection with and without limiting the foregoing, the Company and its Board of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement, the Stockholder Agreement or any of the other transactions contemplated by this Agreement or the Stockholder Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement, the Stockholder Agreement or any other transaction contemplated by this Agreement or the Stockholder Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Stockholder Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreement.

         SECTION 5.06. STOCK OPTIONS; WARRANTS. (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

         (i) adjust the terms of all outstanding (x) employee and director stock options to purchase shares of Company Common Stock ("Employee Stock Options") granted under the Company's Stock Option Plan, and the Company's 1996 Long-Term Incentive Plan (if adopted by the Company's stockholders at the Company's 1996 annual meeting), in each case as amended and restated through the date hereof, or any other stock option plan, program, agreement or arrangement of the Company or its subsidiaries (collectively, the "Stock Plans") and (y) employee deferred share awards with respect to Company Common Stock ("Employee Deferred Shares" and, together with the Employee Stock Options, the "Employee Stock Awards") granted under the Company's Deferred Share Plan or any other deferred share plan, program, agreement or arrangement of the Company or its subsidiaries, in each case as amended or restated through the date hereof (collectively, the "Deferred Share Plans" and, together with the Stock Plans, the "Equity Plans"), whether vested or unvested, as necessary to provide that, at the Effective Time, (I) each Employee Stock Option outstanding immediately prior to the Effective Time shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Employee Stock Option, including vesting and the rights of the holder under the terms of such Employee Stock Option, the same number of shares of Parent Common Stock as the holder of such Employee Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such Employee Stock Option in full immediately prior to the Effective Time (the "Deemed Parent Share Amount"), at a price per share of Parent Common Stock equal to (A) the aggregate exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Employee Stock Option divided by (B) the aggregate Deemed Parent Share Amount with respect to such Employee Stock Option (each, as so adjusted, an "Adjusted Option"); provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under any of Sections 422 through 424 of the Code ("qualified stock options"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424 of the Code and (II) each Employee Deferred Share outstanding immediately prior to the Effective Time shall be deemed to constitute a deferred share, subject to the same terms and conditions as were applicable under the Employee Deferred Share, including the rights of the holder under the terms of such Employee Deferred Share, with respect to the number of shares of Parent Common Stock that the holder of such Employee Deferred Share would have been entitled to receive pursuant to the Merger had such holder held the shares of Company Common Stock covered by such Employee Deferred Share directly immediately prior to the Effective Time; and

         (ii) subject to the consent of Parent, such consent not to be unreasonably withheld, make such other changes to the Equity Plans as the Company and Parent may determine appropriate to give effect to the Merger, including the amendment of the Stock Plans to permit the deferral of the payment of any shares of Parent Common Stock purchased upon the exercise of any Adjusted Stock Option identified on Section 5.06 of the Company Disclosure Schedule pursuant to the election of the holder thereof who is identified on Section 5.06 of the Company Disclosure Schedule but only to the extent any such amendment would not cause any amount that would otherwise be deductible by the Company or Parent to fail to be so deductible.

         (b) As soon as practicable after the Effective Time, Parent shall deliver to the holders of Employee Stock Awards appropriate notices setting forth such holders' rights pursuant to the respective Equity Plans and the agreements evidencing the grants of such Employee Stock Awards shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 5.06 after giving effect to the Merger and the provisions of paragraphs (a)(ii) and (e) of this Section 5.06). Parent shall comply with the terms of the Equity Plans and ensure, to the extent required by, and subject to the provisions of, the Stock Plans, that the Employee Stock Options which qualified as qualified stock options prior to the Effective Time continue to qualify as qualified stock options after the Effective Time.

         (c) Parent shall take such actions as are reasonably necessary for the assumption of the Equity Plans of the Company pursuant to Section 5.06(a), including the reservation, issuance and listing of Parent Common Stock as is necessary to effectuate the transactions contemplated by Section 5.06(a). Upon or prior to the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 with respect to shares of Parent Common Stock subject to Employee Stock Awards and shall use its best efforts to maintain the effectiveness of a registration statement or registration statements covering such Employee Stock Awards (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Employee Stock Awards remain outstanding. With respect to those individuals, if any, who subsequent to the Effective Time will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Parent shall use its best efforts to administer the Equity Plans assumed pursuant to
Section 5.06(a) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

         (d) A holder of an Adjusted Option may exercise such Adjusted Option in whole or in part in accordance with its terms and the terms of the related Stock Plan by delivering a properly executed notice of exercise to Parent, together with the consideration therefor and the Federal withholding tax information, if any, required in accordance with the related Stock Plan.

         (e) All restrictions or limitations on transfer and vesting with respect to Employee Stock Options awarded under the Stock Plans, to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to such options after giving effect to the Merger and the assumption by Parent as set forth above, except that effective from and after the Effective Time the restrictions and limitations on the vesting of Employee Options held as of the date hereof by that individual listed on Section 5.06 of the Company Disclosure Schedule shall lapse and shall be of no further effect.

         (f) Parent shall cause the Surviving Corporation to deliver to each holder of Company Warrants at or prior to the Effective Time the undertakings required by Section 6.3 of each warrant certificate (as in effect on the date hereof) that represents outstanding Company Warrants.

         SECTION 5.07. BENEFIT PLANS. Except as provided in Section 5.06, Parent hereby agrees that for a period of one year immediately following the Closing, it shall, or shall cause the Surviving Corporation to, continue to maintain employee benefit plans, programs and policies for the employees of the Company and its subsidiaries which, in the aggregate, provide benefits that are no less favorable to those provided to them under such plans, programs and policies on the date hereof.

         SECTION 5.08. INDEMNIFICATION, EXCULPATION AND INSURANCE. Parent and Sub agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective certificates of incorporation, by-laws (or comparable organizational documents) and indemnification agreements shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Time. Parent will cause to be maintained for a period of not less than six years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time ("D&O Insurance") for all persons who are directors and officers of the Company on the date of this Agreement, so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid prior to the date of this Agreement (the "Maximum Premium"); provided, however, that Parent may, in lieu of maintaining such existing D&O Insurance as provided above, cause coverage to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries, so long as the terms thereof are no less advantageous to the intended beneficiaries thereof than the existing D&O Insurance. If the existing D&O Insurance expires, is terminated or cancelled during such six-year period, Parent will use all reasonable efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the covered persons than the existing D&O Insurance. The Company represents to Parent that the Maximum Premium is $581,660.

         SECTION 5.09. FEES AND EXPENSES. (a) Except as provided below in this Section 5.09, all fees and expenses incurred in connection with the Merger, this Agreement, the Stockholder Agreement and the transactions contemplated by this Agreement and the Stockholder Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of Parent and the Company shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement.

         (b) The Company shall pay, or cause to be paid, in same day funds to Parent the sum of (x) Parent's Expenses (as defined below) in an amount up to but not to exceed $20,000,000 and (y) $100,000,000 (the "Termination Fee") upon demand if (i) the Company terminates this Agreement pursuant to Section 7.01(c); or (ii) Parent terminates this Agreement pursuant to Section 7.01(b)(i) or (b)(iv) at any time after a takeover proposal has been made and within one year after such a termination, the person that made the takeover proposal (or an affiliate thereof) completes a merger, consolidation or other business combination with the Company or a significant subsidiary of the Company, or the purchase from the Company or from a significant subsidiary of the Company of 20% or more (in voting power) of the voting securities of the Company or of 20% or more (in market value or book value) of the assets of the Company and its subsidiaries, on a consolidated basis. "Expenses" shall mean reasonable and reasonably documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent in connection with the Merger or the consummation of any of the transactions contemplated by this Agreement, including all fees and expenses of counsel, commercial banks, investment banking firms, accountants, experts and consultants to Parent.

         SECTION 5.10. PUBLIC ANNOUNCEMENTS. Parent and Sub, on the one hand, and the Company, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this

Agreement and the Stockholder Agreement shall be in the form heretofore agreed to by the parties.

         SECTION 5.11. AFFILIATES. Prior to the Closing Date, the Company shall deliver to Parent a letter identifying all persons who are, at the time the Merger is submitted for approval to the stockholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use reasonable efforts to cause each such person to deliver to Parent on or prior to the Closing Date a written agreement in a form reasonably acceptable to Parent and the Company. The Company shall not register, and shall instruct its transfer agent not to register, the transfer of any certificate representing Company Common Stock held by a Principal Stockholder, unless such transfer is made in compliance with the terms of the Stockholder Agreement.

         SECTION 5.12. NYSE LISTING. Parent shall use all reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger, upon exercise of the Company Warrants and under the Stock Plans to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

         SECTION 5.13. STOCKHOLDER LITIGATION. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and its directors relating to the transactions contemplated by this Agreement; provided, however, that Parent shall have the right to prevent the Company from entering into any such settlement without Parent's consent by agreeing to indemnify each director of the Company for the amount of his individual liability (whether as director or in another capacity), if any, arising from the underlying claim, net of insurance, that is in excess of the amount, if any, that such director would have been liable for under such settlement (whether as director or in another capacity).


                                   ARTICLE VI

                              CONDITIONS PRECEDENT

         SECTION 6.01. CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

         (a) STOCKHOLDER APPROVALS. Each of the Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained.

         (b) FCC ORDER. The FCC shall have issued the FCC Order (as defined below) approving the applications for transfer of control of the FCC Licenses for the operation of the Licensed Facilities in connection with the Merger, and the FCC Order shall have been obtained without the imposition of any conditions or restrictions of the type referred to in
     Section 6.02(d)(ii), (iii), (iv) or (v) that are not acceptable to Parent in its sole discretion; provided that without triggering Parent's right to approve such conditions or restrictions, the FCC Order (i) may condition consummation of the Merger on Parent complying with the numerical limits on local multiple radio ownership imposed by Section 202(b) of the 1996 Telecommunications Act through receipt of a temporary waiver for a period of up to six months following the Effective Time or otherwise, and (ii) may grant Parent temporary, rather than permanent, waivers of the "one-to-a-market" rule, 47 C.F.R. 73.3555(c), so long as such temporary waivers shall remain in effect until at least six months following the effective date of FCC action concluding the ongoing rulemaking proceeding in MM Docket Nos. 91-221, 87-8 (FCC 94-322) and any successor rulemaking proceeding, including in particular a rulemaking initiated by the FCC in response to the 1996 Telecommunications Act, that considers the "one-to-a-market" rule. The "FCC Order" shall be an action by the FCC approving the transfer of the FCC Licenses for the operation of the Licensed Facilities pursuant to the Merger which, except in each case as may be waived in writing by Parent in its sole discretion, has not been reversed, stayed, enjoined, set aside, annulled or suspended; with respect to which no timely request for stay, petition for reconsideration or appeal or sua sponte action of the FCC with comparable effect is pending; and as to which the time for filing any such request, petition or appeal or for the taking of any such sua sponte action by the FCC has expired.

         (c) HSR ACT. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

         (d) NO INJUNCTIONS OR RESTRAINTS. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

         (e) FORM S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and Parent shall have received all state securities or "blue sky" authorizations necessary to issue the Parent Common Stock issuable pursuant to this Agreement.

         (f) NYSE LISTING. The shares of Parent Common Stock issuable to the Company's stockholders pursuant to this Agreement, upon exercise of the Company Warrants and under the Stock Plans shall have been approved for listing on the NYSE, subject to official notice of issuance.

         SECTION 6.02. CONDITIONS TO OBLIGATIONS OF PARENT AND SUB. The obligations of Parent and Sub to effect the Merger are further subject to satisfaction or waiver of the following conditions:

         (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company set forth in this Agreement shall be true and correct (for all purposes of this Section 6.02(a) without giving effect to any "materiality" or "material adverse effect" limitations contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such date), and except to the extent the failure of such representations and warranties to be true and correct would not, in the aggregate, have a material adverse effect on the Company. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

         (b) PERFORMANCE OF OBLIGATIONS OF THE COMPANY. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

         (c) LETTERS FROM COMPANY AFFILIATES. Parent shall have received from each person identified in the letter referred to in Section 5.11 an executed copy of an agreement in a form reasonably acceptable to Parent and the Company.

         (d) NO LITIGATION. There shall not be pending or threatened by any Governmental Entity other than the FCC any suit, action or proceeding (and there shall not be pending by any other person any suit, action or proceeding which has a reasonable likelihood of success), in each case (i) challenging the acquisition by Parent or Sub of any shares of capital stock of the Company or the Surviving Corporation, seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or the Stockholder Agreement or seeking to obtain from the Company, Parent or Sub any damages that are material in relation to the Company and its subsidiaries taken as a whole or Parent and its subsidiaries taken as a whole, as applicable, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as applicable, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as applicable, as a result of the Merger or any of the other transactions contemplated by this Agreement or the Stockholder Agreement,
     (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of capital stock of the Company or the Surviving Corporation, including the right to vote the Company Common Stock, or common stock of the Surviving Corporation, on all matters properly presented to the stockholders of the Company or the Surviving Corporation, respectively, (iv) seeking to prohibit Parent and its subsidiaries from effectively controlling in any material respect the business or operations of the Company and its subsidiaries, taken as a whole, or (v) which otherwise could reasonably be expected to have a material adverse effect on the Company or Parent. In addition, there shall not be any statute, rule, regulation, judgment or order enacted, entered, enforced or promulgated that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (ii) through (iv) above.

         (e) TAX OPINIONS. Parent shall have received from Cravath, Swaine & Moore, counsel to Parent, on the date of the Joint Proxy Statement and on the Closing Date opinions, in each case dated as of such respective dates and stating that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Parent, Sub and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinions, counsel for Parent shall be entitled to rely upon representations of officers of Parent, Sub and the Company reasonably satisfactory in form and substance to such counsel.

         (f) KARMAZIN EMPLOYMENT ARRANGEMENTS. The agreement dated as of the date hereof between Mel Karmazin and Parent relating to the terms of employment of Mel Karmazin by Parent, as amended from time to time, shall be in full force and effect and Parent shall not be aware of any basis that would reasonably be expected to cause such agreement to no longer be in full force and effect, in each case other than as a result of breach by Parent thereunder.

         (g) COMPLIANCE. After giving effect to the consummation of the Merger, the Company shall be in compliance with the provisions of any agreement referred to in Section 6.02(g) of the Company Disclosure Schedule.

         SECTION 6.03. CONDITIONS TO OBLIGATION OF THE COMPANY. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

         (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct (for all purposes of this Section 6.03(a) without giving effect to any "materiality" or "material adverse effect" limitations contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations expressly relate to an earlier date (in which case as of such date), and except to the extent the failure of such representations and warranties to be true and correct would not, in the aggregate, have a material adverse effect on the Company. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

         (b) PERFORMANCE OF OBLIGATIONS OF PARENT AND SUB. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

         (c) TAX OPINIONS. The Company shall have received from Debevoise & Plimpton, counsel to the Company, on the date of the Joint Proxy Statement and on the Closing Date opinions, in each case dated as of such respective dates and stating that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Parent, Sub and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinions, counsel for the Company shall be entitled to rely upon representations of officers of Parent, Sub and the Company reasonably satisfactory in form and substance to such counsel.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

         SECTION 7.01. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Shareholder Approval:

         (a) by mutual written consent of Parent, Sub and the Company;

         (b) by either Parent or the Company:

            (i) if, upon a vote at a duly held Company Stockholders Meeting or Parent Shareholders Meeting or any adjournment thereof at which the Company Stockholder Approval or the Parent Shareholder Approval, as the case may be, shall have been voted upon, the Company Stockholder Approval or the Parent Shareholder Approval, as the case may be, shall not have been obtained;

            (ii) if the Merger shall not have been consummated on or before June 30, 1997, unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that the passage of such period shall be tolled for any part thereof (but not exceeding 60 calendar days in the aggregate) during which any party shall be subject to a nonfinal order, injunction, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the calling or holding of the Company Stockholders Meeting or the Parent Shareholders Meeting;

            (iii) if any Governmental Entity shall have issued an order, injunction, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, injunction, decree, ruling or other action shall have become final and nonappealable; or

            (iv) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 6.02(a) or (b) or
         Section 6.03(a) or (b), as applicable, and (B) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (a "Material Breach") (provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or other agreement contained in this Agreement); or

         (c) by the Company if (i) the Board of Directors of the Company shall have determined in good faith, based on the advice of outside counsel, that it is necessary, in order to comply with its fiduciary duties to the Company's stockholders under applicable law, to terminate this Agreement to enter into an agreement with respect to or to consummate a transaction constituting a superior proposal, (ii) the Company shall have given notice to Parent advising Parent that the Company has received a superior proposal from a third party, specifying the material terms and conditions (including the identity of the third party), and that the Company intends to terminate this Agreement in accordance with this Section 7.01(c), (iii) either (A) Parent shall not have revised its takeover proposal within two business days from the time on which such notice is deemed to have been given to Parent, or (B) if Parent within such period shall have revised its takeover proposal, the Board of Directors of the Company, after receiving advice from the Company's financial advisor, shall have determined in its good faith reasonable judgment that the third party's takeover proposal is superior to Parent's revised takeover proposal, and (iv) the Company, at the time of such termination, pays the Expenses and the Termination Fee in accordance with Section 5.09.

         SECTION 7.02. EFFECT OF TERMINATION. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the provisions of Section 3.01(o), Section 3.02(h), the last sentence of
Section 5.04, Section 5.09, this Section 7.02 and Article VIII and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

         SECTION 7.03. AMENDMENT. This Agreement may be amended by the parties at any time before or after the Company Stockholder Approval or the Parent Shareholder Approval; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by the stockholders of the Company or the shareholders of Parent without the further approval of such stockholders or shareholders, as the case may be. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

         SECTION 7.04. EXTENSION; WAIVER. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.03, waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

         SECTION 7.05. PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 7.03 or an extension or waiver pursuant to Section 7.04 shall, in order to be effective, require in the case of Parent, Sub or the Company, action by its Board of Directors or, except in the case of Sub or the Company, with respect to any amendment to this Agreement, the duly authorized designee of its Board of Directors.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

         SECTION 8.01. NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This
Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

         SECTION 8.02. NOTICES. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Parent or Sub, to

             Westinghouse Electric Corporation
             11 Stanwix Street
             Pittsburgh, PA 15222
             Telecopy No.:  (412) 642-5224

             Attention:  Lou Briskman, Esq.

             with a copy to:

             Cravath, Swaine & Moore
             825 Eighth Avenue
             New York, NY 10019
             Telecopy No.: (212) 474-3700

             Attention:  Peter S. Wilson, Esq.; and

         (b) if to the Company, to

             Infinity Broadcasting Corporation
             600 Madison Avenue
             New York, NY 10022
             Telecopy No.:  (212) 355-4541

             Attention:  Mr. Mel Karmazin
               with a copy to:

               Debevoise & Plimpton
               875 Third Avenue
               New York, NY 10022
               Telecopy No.: (212) 909-6836

               Attention:  Richard D. Bohm, Esq.

         SECTION 8.03.  DEFINITIONS.  For purposes of this Agreement:

         (a) an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

         (b) "indebtedness" has the meaning assigned thereto in Section 3.01(r)(ii);

         (c) "material adverse change" or "material adverse effect" means, when used in connection with the Company or Parent, any change, effect, event or occurrence that is materially adverse to the business, properties, assets, condition (financial or otherwise) or results of operations of such party and its subsidiaries taken as a whole other than any change, effect, event or occurrence relating to the United States economy in general or to the United States radio broadcasting industry in general, and not specifically relating to the Company or Parent or their respective subsidiaries;

         (d) "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

         (e) a "significant subsidiary" means any subsidiary of the Company that constitutes a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC;

         (f) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person;

         (g) "superior proposal" means (x) a bona fide takeover proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the shares and/or voting power of Company Common Stock then outstanding or all or substantially all the assets of the Company, and (y) otherwise on terms which the Board of Directors of the Company determines in its good faith reasonable judgment to be more favorable to the Company's stockholders than the Merger (based on the written opinion, with only customary qualifications, of the Company's independent financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Merger), for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board of Directors, based on advice from the Company's independent financial advisor, is reasonably capable of being financed by such third party and for which the Board of Directors determines, in its good faith reasonable judgment, that such proposed transaction is reasonably likely to be consummated without undue delay;

         (h) "takeover proposal" means any proposal for a merger, consolidation or other business combination involving the Company or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in, any more than 25% of the voting power of, or a substantial portion of the assets of, the Company and its subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement; and

         (i) "taxes" has the meaning assigned thereto in Section 3.01(k)(iii).

         SECTION 8.04. INTERPRETATION. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns and, in the case of an individual, to his heirs and estate, as applicable.

         SECTION 8.05. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

         SECTION 8.06. ENTIRE AGREEMENT: NO THIRD-PARTY BENEFICIARIES. This Agreement (including the documents and instruments referred to herein) and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II, Section 5.06 and Section 5.08, are not intended to confer upon any person other than the parties any rights or remedies.

         SECTION 8.07. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         SECTION 8.08. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Sub of any of its obligations under this Agreement. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

         SECTION 8.09. ENFORCEMENT. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a

Federal court sitting in the State of Delaware or a Delaware state court.

         IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.


                                   WESTINGHOUSE ELECTRIC
                                   CORPORATION,

                                   by  /s/  FREDRIC G. REYNOLDS
                                      ----------------------------
                                      Name: Fredric G. Reynolds
                                      Title: Executive Vice President
                                             and Chief Financial Officer

                                   R ACQUISITION CORP.,

                                   by  /s/  LOUIS J. BRISKMAN
                                      ----------------------------
                                      Name: Louis J. Briskman
                                      Title: Vise president

                                   INFINITY BROADCASTING
                                   CORPORATION,

                                   by
                                      ----------------------------
                                      Name:
                                      Title:

Federal court sitting in the State of Delaware or a Delaware state court.

        IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.


                                        WESTINGHOUSE ELECTRIC CORPORATION,

                                        by
                                           ----------------------------
                                           Name:
                                           Title:

                                        R ACQUISITION CORP.,

                                        by
                                           ----------------------------
                                           Name:
                                           Title:


                                        INFINITY BROADCASTING CORPORATION

                                        by  /s/  MEL KARMAZIN
                                           ----------------------------
                                           Name:
                                           Title:

                                                                  Exhibit 2


       STOCKHOLDER AGREEMENT dated as of June 20, 1996, among WESTINGHOUSE ELECTRIC CORPORATION, a Pennsylvania corporation ("Parent"), and the individuals and other parties listed on Schedule A attached hereto (each, a "Stockholder" and, collectively, the "Stockholders").


   WHEREAS Parent, R Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and INFINITY BROADCASTING CORPORATION, a Delaware corporation (the "Company"), propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement; and

   WHEREAS each Stockholder owns the number of shares of Class A Common Stock, par value $.002 per share, of the Company (the "Class A Common Stock") and of Class B Common Stock, par value $.002 per share, of the Company (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") set forth opposite his or its name on Schedule A attached hereto (such shares of Common Stock, together with any other shares of capital stock of the Company acquired by such Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "Subject Shares"); and

   WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has requested that each Stockholder enter into this Agreement;

   NOW, THEREFORE, to induce Parent to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

   1. REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER. Each Stockholder hereby, severally and not jointly, represents and warrants to Parent as of the date hereof in respect of himself or itself as follows:

   (a) AUTHORITY. The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or to the Stockholder's property or assets. If the Stockholder is married and the Stockholder's Subject Shares constitute community property or otherwise need spousal or other approval to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such spouse in accordance with its terms. No trust of which such Stockholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby. Each Stockholder will execute a power of attorney in favor of at least two other Stockholders with respect to the matters covered by Sections 3(a) and (b) in the event of incapacity of any Stockholder.

   (b) THE SUBJECT SHARES. The Stockholder is the record and beneficial owner of, or is trustee of a trust that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good and marketable title to, the Subject Shares set forth opposite his or its name on Schedule A attached hereto, free and clear of any claims, liens, encumbrances and security interests whatsoever. The Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the Subject Shares set forth opposite his or its name on Schedule A attached hereto. The Stockholder has the sole right to vote such Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement.

   2. REPRESENTATIONS AND WARRANTIES OF PARENT. (a) Parent hereby represents and warrants to each Stockholder that Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the articles of incorporation or by-laws of Parent, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or to Parent's property or assets.

   3. COVENANTS OF EACH STOCKHOLDER. Until the termination of this Agreement in accordance with Section 7, each Stockholder, severally and not jointly, agrees as follows:

   (a) At any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, the Stockholder shall, including by initiating a written consent solicitation if requested by Parent, vote (or cause to be voted) the Subject Shares (and each class thereof) in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

   (b) At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares (and each class thereof) against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other takeover proposal as such term is defined in Section 8.03(h) of the Merger Agreement (a "Takeover Proposal") or (ii) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of each class of Company Common Stock. Subject to Section 9, the Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

   (c)  Except as provided in the immediately succeeding sentence of this
  Section 3(c), the Stockholder agrees not to (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, the Subject Shares to any person other than pursuant to the terms of the Merger, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any Takeover Proposal or (iii) convert (or cause to be converted) any of the Subject Shares consisting of Class B Common Stock into Class A Common Stock, and agrees not to commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, the following Transfers (and any related conversions of Class B Common Stock into Class A Common Stock) shall be permitted at any time:

     (x) the Stockholder shall have the right, for estate planning purposes, to Transfer Subject Shares to a transferee if and only if such transfer will not result in the automatic conversion of Class B Common Stock to Class A Common Stock and only following the due execution and delivery to Parent by each transferee of a counterpart to this Agreement;

     (y) Mel Karmazin, a Stockholder identified on Schedule A attached hereto (the "Designated Stockholder"), shall have the right to Transfer (in the case of clauses (B) and (C) below, after first converting such shares to shares of Class A Common Stock) (A) 353,967 shares of Class A Common Stock to satisfy certain existing obligations, (B) up to 750,000 shares of Class B Common Stock in order to satisfy certain existing obligations and (C) up to that number of shares of Class B Common Stock as may be reasonably necessary to pay the reasonably estimated taxes incurred by the Designated Stockholder in connection with any exercise of options pursuant to Section 4(a), in each case so long as all such shares are acquired by the Designated Stockholder pursuant to exercises of options in respect of Class B Common Stock after the date hereof; and

     (z) Gerald Carrus and Michael A. Wiener, each Stockholders identified on Schedule A attached hereto (together with the Designated Stockholder, the "Principal Stockholders"), shall each have the right to Transfer up to 100,000 shares of Class B Common Stock (after first converting such shares to shares of Class A Common Stock).

   (d) Subject to the terms of Section 9, during the term of this Agreement, the Stockholder shall not, nor shall it permit any investment banker, attorney or other adviser or representative of the Stockholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal.

   (e) Until after the Merger is consummated or the Merger Agreement is terminated, the Stockholder shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement.

   (f) (i) In the event that the Merger Agreement shall have been terminated under circumstances where Parent is or may become entitled to receive the Termination Fee, each Stockholder shall pay to Parent on demand an amount equal to all profit (determined in accordance with Section 3(f)(ii)) of such Stockholder from the consummation of any Takeover Proposal that is consummated within two years of such termination.

   (ii) For purposes of this Section 3(f), the profit of any Shareholder from any Takeover Proposal shall equal (A) the aggregate consideration received by such Stockholder pursuant to such Takeover Proposal, valuing any non-cash consideration (including any residual interest in the Company) at its fair market value on the date of such consummation plus (B) the fair market value, on the date of disposition, of all Subject Shares of such Stockholder disposed of after the termination of the Merger Agreement and prior to the date of such consummation less (C) the fair market value of the aggregate consideration that would have been issuable or payable to such Stockholder if he had received the Merger Consideration pursuant to the Merger Agreement as originally executed, valued as of immediately prior to the first public announcement by the Company of its intention to terminate the Merger Agreement to pursue a superior proposal as if the Merger had been consummated on the date of such public announcement.

   (iii) In the event that (x) prior to the Effective Time, a Takeover Proposal shall have been made and (y) the Effective Time of the Merger shall have occurred and Parent for any reason shall have increased the amount of Merger Consideration payable over that set forth in the Merger Agreement in effect on the date hereof (the "Original Merger Consideration"), each Stockholder shall pay to Parent on demand an amount in cash equal to the product of (i) the number of Subject Shares of such Stockholder and (ii) 100% of the excess, if any, of
  (A) the per share cash consideration or the per share fair market value of any non-cash consideration, as the case may be, received by the Stockholder as a result of the Merger, as amended, determined as of the Effective Time of the Merger, over (B) the fair market value of the Original Merger Consideration determined as of the time of the first increase in the amount of the Original Merger Consideration.

   (iv) For purposes of this Section 3(f), the fair market value of any non-cash consideration consisting of:

     (A) securities listed on a national securities exchange or traded on the NASDAQ/NMS shall be equal to the average closing price per share of such security as reported on such exchange or NASDAQ/NMS for the five trading days after the date of determination; and

     (B) consideration which is other than cash or securities of the form specified in clause (i) of this Section 3(f)(iv) shall be determined by a nationally recognized independent investment banking firm mutually agreed upon by the parties within 10 business days of the event requiring selection of such banking firm; PROVIDED, HOWEVER, that if the parties are unable to agree within two business days after the date of such event as to the investment banking firm, then the parties shall each select one firm, and those firms shall select a third investment banking firm, which third firm shall make such determination; provided further, that the fees and expenses of such investment banking firm shall be borne equally by Parent, on the one hand, and the Stockholders, on the other hand. The determination of the investment banking firm shall be binding upon the parties.

   (v) Any payment of profit under this Section 3(f) shall (x) if paid in cash, be paid by wire transfer of same day funds to an account designated by Parent and (y) if paid through a mutually agreed transfer of securities, be paid through delivery of such securities, suitably endorsed for transfer.

   4. ADDITIONAL AGREEMENTS OF DESIGNATED STOCKHOLDER. (a) The Designated Stockholder owns validly issued and outstanding options and warrants to acquire a number of shares of Class A Common Stock and of Class B Common Stock, in each case as set forth opposite his name on Schedule A attached hereto. All such options and warrants are fully vested and freely exercisable by the Designated Stockholder to acquire any or all such shares at any time at his option; PROVIDED that the Designated Stockholder shall not take any action that would affect such full vesting or continued free exercisability and shall not Transfer such options and warrants except pursuant to Section 3(c)(y). The Designated Stockholder hereby agrees with Parent that, if so requested by Parent at a time and from time to time prior to when Parent believes the record date for a stockholder vote contemplated by Sections 3(a) or (b) is reasonably likely to arise and Parent reasonably believes such exercise will be necessary to ensure the required vote to approve the Merger, the Designated Stockholder will exercise such number of options and/or warrants as are sufficient, after giving effect to the exercises and any Transfers contemplated by Section 3(c)(y)(C), to ensure that the Subject Shares continue to represent a majority of the outstanding voting power of the outstanding capital stock of the Company entitled to vote on the matters referred to in Sections 3(a) and (b) (the "Sufficient Number"); provided, however, that, notwithstanding the foregoing, the Designated Stockholder shall not be obligated to exercise options under this Section 4(a) to the extent that the shortfall in reaching the Sufficient Number of votes results from the death of one or more of the Principal Stockholders. Any shares of Common Stock received by the Designated Stockholder upon such exercise shall automatically at such time become "Subject Shares" for all purposes hereunder

   (b) For a period of two years following the Effective Time, except as otherwise required by law and except for the Transfer during the second year of such two-year period of up to 20% of the aggregate number of shares of Parent Common Stock received by the Designated Stockholder in the Merger in exchange for the Subject Shares of the Designated Stockholder or following the Effective Time upon the exercise of Adjusted Options (the "Subject Parent Shares"), the Designated Stockholder agrees not to Transfer, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any such Subject Parent Shares, provided he can transfer Subject Parent Shares to his former spouse as part of the currently contemplated settlement so long as she agrees to be bound by the terms of this
Section 4(b).

   5. FURTHER ASSURANCES. Each Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

   6. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties, except that Parent may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any holding company of Parent that may be created as contemplated by Section 1.01(c) of the Merger Agreement or to any direct or indirect wholly owned subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

   7. TERMINATION. This Agreement shall terminate upon the earlier of (a) 15 months from the date hereof or (b) the Effective Time of the Merger; provided, however, that the Company is not in breach of its obligations under the Merger Agreement and none of the Stockholders are in breach of their obligations under this Agreement, this Agreement shall terminate at the time the Merger Agreement is terminated (i) pursuant to Section 7.01(a) thereof, (ii) by the Company (A) pursuant to Section 7.01(b)(i) thereof as a result of the Parent Shareholder Approval not having been obtained or (B) pursuant to Section 7.01(b)(ii) thereof (unless a Takeover Proposal has been made), or (iii) (unless a Takeover Proposal has been made) otherwise pursuant to its terms solely because the FCC shall have issued a final, nonappealable order that fails to satisfy the conditions set forth in Section 6.01(b) (after giving effect to any waiver thereof by Parent). Notwithstanding the foregoing, Sections 3(f) and 4(b) shall survive the consummation of the Merger or the termination of the Merger Agreement for the respective periods of time specified therein.

   8.  GENERAL PROVISIONS.

   (a) AMENDMENTS. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

   (b) NOTICE. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to Parent in accordance with
  Section 8.02 of the Merger Agreement and to the Stockholders at their respective addresses set forth on Schedule A attached hereto (or at such other address for a party as shall be specified by like notice).

   (c) INTERPRETATION. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

   (d) COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

   (e) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

   (f) GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

   9. STOCKHOLDER CAPACITY. No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his capacity as such director or officer. Each Stockholder signs solely in his capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder's Subject Shares and nothing herein shall limit or affect any actions taken by a Stockholder in his capacity as an officer or director of the Company to the extent specifically permitted by the Merger Agreement.

   10. ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in a Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.
In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a Federal court sitting in the state of Delaware or a Delaware state court and (iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

   IN WITNESS WHEREOF, Parent has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.


                                  WESTINGHOUSE ELECTRIC CORPORATION,


                                  By: /s/ FREDRIC G. REYNOLDS
                                      -------------------------------
                                      Name:
                                      Title:

        IN WITNESS WHEREOF, Parent has caused this Agreement to be signed by its officers thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.


                                        WESTINGHOUSE ELECTRIC
                                          CORPORATION


                                        By:
                                            ----------------------------------
                                             Name:
                                             Title:


                                        Stockholders:

                                        GERALD CARRUS

                                        By:  /s/  GERALD CARRUS
                                             ----------------------------------
                                             Name:
                                             Title:


                                        JRSW PARTNERS, L.P.

                                        By:  /s/  GERALD CARRUS
                                             ----------------------------------
                                             Name:
                                             Title:


                                        STEVEN D. CARRUS

                                        By:
                                             ----------------------------------
                                             Name:
                                             Title:


                                        MICHAEL A. WIENER

                                        By:  /s/  MICHAEL A. WIENER
                                             ----------------------------------
                                             Name:
                                             Title:

                                        THE ZENA AND MICHAEL A.
                                          WIENER FOUNDATION

                                        By: /s/ MICHAEL A. WIENER
                                            ----------------------------------
                                             Name:
                                             Title: Director & President


                                        ZENA WIENER

                                        By:  /s/  ZENA WIENER
                                             ----------------------------------
                                             Name:
                                             Title:


                                        THE ZENA WIENER 1994 TRUST

                                        By:  /s/  ZENA WIENER
                                             ----------------------------------
                                             Name:
                                             Title: Trustee



                                        THE MICHAEL A. WIENER 1993 TRUST

                                        By:  /s/  MICHAEL A. WIENER
                                             ----------------------------------
                                             Name:
                                             Title: Trustee


                                        MEL KARMAZIN

                                        By:  /s/ MEL KARMAZIN
                                             ----------------------------------
                                             Name:
                                             Title:

        IN WITNESS WHEREOF, Parent has caused this Agreement to be signed by its officers thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.


                                        WESTINGHOUSE ELECTRIC
                                          CORPORATION


                                        By:
                                            ----------------------------------
                                             Name:
                                             Title:


                                        Stockholders:

                                        GERALD CARRUS

                                        By:
                                             ----------------------------------
                                             Name:
                                             Title:


                                        JRSW PARTNERS, L.P.

                                        By:
                                             ----------------------------------
                                             Name:
                                             Title:


                                        STEVEN D. CARRUS

                                        By:  /s/ STEVEN D. CARRUS
                                             ----------------------------------
                                             Name:
                                             Title:


                                        MICHAEL A. WIENER

                                        By:
                                             ----------------------------------
                                             Name:
                                             Title:

                                                             SCHEDULE A

- -------------------------------------------------------------------------------------------------------------------
                                       Shares of Class       Shares of Class         Options and
         Name                          A Common Stock        B Common Stock        Deferred Shares      Warrants
- -------------------------------------------------------------------------------------------------------------------
Gerald Carrus                              --                  3,897,027                 --                --
c/o Infinity Broadcasting
Corporation
600 Madison Avenue
New York, New York 10022
- -------------------------------------------------------------------------------------------------------------------
JRSW Partners, L.P.                        --                   225,000                  --                --
(Carrus family limited
partnership)
c/o Infinity Broadcasting
Corporation
600 Madison Avenue
New York, New York 10022
- -------------------------------------------------------------------------------------------------------------------
Steven D. Carrus                           --                    750                     --                --
c/o Infinity Broadcasting
Corporation
600 Madison Avenue
New York, New York 10022
- -------------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------------
                                       Shares of Class       Shares of Class         Options and
         Name                          A Common Stock        B Common Stock        Deferred Shares      Warrants
- -------------------------------------------------------------------------------------------------------------------
Michael W. Wiener                          --                  3,164,976                  --                --
c/o Infinity Broadcasting
Corporation
600 Madison Avenue
New York, New York 10022
- -------------------------------------------------------------------------------------------------------------------
The Zena and                               --                   63,000                    --                --
Michael A. Wiener Foundation
c/o Infinity Broadcasting
Corporation
600 Madison Avenue
New York, New York 10022
- -------------------------------------------------------------------------------------------------------------------
Zena Wiener                                --                   14,344                    --                --
c/o Infinity Broadcasting
Corporation
600 Madison Avenue
New York, New York 10022
- -------------------------------------------------------------------------------------------------------------------
The Zena Wiener 1994 Trust                 --                 165,657                     --                --
c/o Infinity Broadcasting
Corporation
600 Madison Avenue
New York, New York 10022
- -------------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------------
                                       Shares of Class       Shares of Class         Options and
         Name                          A Common Stock        B Common Stock        Deferred Shares      Warrants
- -------------------------------------------------------------------------------------------------------------------
The Michael Wiener 1993 Trust               --                  163,504                  --                --
c/o Infinity Broadcasting
Corporation
600 Madison Avenue
New York, New York 10022
- -------------------------------------------------------------------------------------------------------------------
Mel Karmazin                              353,967               616,207               5,985,480          72,989
c/o Infinity Broadcasting
Corporation
600 Madison Avenue
New York, New York 10022
- -------------------------------------------------------------------------------------------------------------------